Exhibit 99.1

CANNTRUST HOLDINGS INC.

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

DATED: March 28, 2019

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DATE, CURRENCY AND OTHER INFORMATION

In this annual information form ("AIF" or "Annual Information Form"), unless the context otherwise requires, the "Company", "CannTrust", "we", "us" and "our" refers to CannTrust Holdings Inc. together with its subsidiaries, and "CannTrust Opco" refers to CannTrust Inc., a wholly-owned subsidiary of CannTrust Holdings Inc.

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2018.

Except as otherwise indicated in this AIF, references to "Canadian dollars" or "$" are to the currency of Canada.

This AIF contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to herein are listed without the ®, (sm) and (TM) symbols, but the Company will assert, to the fullest extent under applicable law, its rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Statistical information and other data relating to the medical cannabis industry and the cannabis industry in general included in this AIF are derived from industry reports published by industry analysts, industry associations and/or independent consulting and data compilation organizations. Market data and industry forecasts used throughout this AIF were obtained from various publicly available sources. Although we believe that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbors. Such statements are based upon the Company's current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “believe”, "expect", "likely", "may", "will", "should", "intend", or "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this AIF. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

•	the performance of the Company's business and operations;
•	the intention to grow the business, operations and potential activities of the Company;
•	the ongoing and proposed expansion of the Company's facilities, its costs and receipt of necessary regulatory approvals to complete such expansion and increase production and sale capacity;
•	the expected growth in the number of recreational users and patients using the Company's cannabis;
•	the expected growth in the number of recreational users and patients using the Company's cannabis oil extracts and related products;
•	the expected growth in the Company's growing and cannabis oil extraction capacity;
•	the ability to successfully develop new products and obtain required regulatory approvals;

•	the methods used by the Company to deliver medical cannabis and cannabis oil extract related products;
•	the competitive conditions of the industry;
•	the applicable laws, regulations and any amendments thereof;
•	the competitive and business strategies of the Company;
•	the grant and impact of any licence or supplemental licence to conduct activities with cannabis and/or cannabis oil extracts or any amendments thereof;
•	the anticipated future gross revenues and profit margins of the Company's operations; and
•	the proposed and anticipated changes to Canadian federal laws and provincial regulations regarding the adult-use recreational market and the business impacts on the Company.

Certain of the forward-looking statements contained herein and incorporated by reference concerning the medical cannabis and cannabis oil extracts industry, the adult-use recreational market, the general expectations of the Company related thereto, and the Company's business and operations are based on estimates prepared by the Company using data from publicly available governmental sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the current medical cannabis and cannabis oil extracts industry and the adult-use recreational market involve risks and uncertainties and are subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The factors identified above are not intended to represent a complete list of the factors that could affect the Company. Additional factors are noted under "Risk Factors" in this AIF. The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this AIF. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

CannTrust Opco was incorporated under the Ontario Business Corporations Act, or OBCA, on August 16, 2013 as 2384634 Ontario Inc. CannTrust Opco filed articles of amendment on September 4, 2013 to change its name to Cannamed Pharma Inc. On November 25, 2014, CannTrust Opco filed articles of amendment to change its name to CannTrust Inc.

CannTrust Holdings Inc. was incorporated under the OBCA on March 16, 2015. On April 30, 2015, the Company and CannTrust Opco completed a corporate reorganization pursuant to which substantially all of the holders of common shares of CannTrust Opco exchanged their holdings of common shares of CannTrust Opco for common shares ("Common Shares") of CannTrust Holdings Inc., resulting in CannTrust Opco becoming a subsidiary of the Company. On November 30, 2016, the Company filed articles of amendment to remove the transfer restrictions on the Common Shares and to remove the private company restrictions. The Company's head and principal executive offices are located at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8.

Intercorporate Relationships

The following table sets out the corporate group of the Company as of the date of this AIF, including the governing jurisdiction of the various entities:

(1)	Cannabis Coffee & Tea Pod Company Ltd., "CCTPC" is held by CannTrust Holdings Inc. on a 50-50 basis with a wholly-owned subsidiary of Club Coffee L.P. ("Club Coffee"). Effective December 15, 2017, Club Coffee transferred its shares in the capital stock of CCTPC to Single Dose Solutions Inc. ("SDS").

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a description of how the business of the Company developed over the three most recently completed financial years and the current financial year.

January 1, 2016 - December 31, 2016

In December 2016, CannTrust Opco entered into an exclusive joint venture with Apotex Inc. ("Apotex"), a global generic pharmaceutical manufacturer. The partnership was formed to develop novel dosage formats and products for CannTrust based on Apotex's large existing intellectual property portfolio. Apotex has existing sales infrastructure in countries around the world that is expected to allow the rapid commercialization of new CannTrust products, when such sales are permitted.

January 1, 2017 - December 31, 2017

On January 26, 2017, the United States Patent and Trademark Office ("USPTO") issued Patent Number 9,480,647 to CannTrust Opco and Club Coffee with respect to single-serve containers for use in brewing a cannabis-based beverage (further to the United States Patent Application Number 14/731,675 filed June 5, 2015) (the "U.S. IP").

On February 16, 2017, the Company completed a private placement of 12,584,100 special warrants ("Special Warrants") at a price of $2.00 per Special Warrant (the "Offering Price") for gross proceeds of $25,168,200 (the "Special Warrant Offering"). The Special Warrants were issued pursuant to the terms of a special warrant indenture (the "Special Warrant Indenture") made as of February 16, 2017 between the Company and TSX Trust Company (the "Special Warrant Agent"). 9,906,500 Special Warrants were issued through a brokered private placement offering in accordance with an agency agreement, dated February 16, 2017, among the Company and Bloom Burton Securities Inc. (the "Agent"). The remaining 2,677,600 Special Warrants were issued through a concurrent non-brokered private placement offering at the same Offering Price. Each Special Warrant entitled the holder thereof to acquire, upon the voluntary or deemed exercise of the Special Warrant, one Common Share without payment of additional consideration. As consideration for the Special Warrant Offering, the Company paid the Agent a cash fee equal to 6% of the gross proceeds of the Special Warrant Offering, except with respect to proceeds from 2,677,600 Special Warrants sold to subscribers in connection with the non-brokered portion of the Special Warrant Offering, for which no fees were paid.

On March 6, 2017, through its wholly-owned OBCA-incorporated subsidiary, Elmcliffe Investments Inc. ("Elmcliffe"), the Company acquired the real estate assets and related equipment of a greenhouse facility in the Town of Pelham, Ontario within the Niagara Region (the "Niagara Facility"). On October 10, 2017, the Company received its Health Canada cultivation licence under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") for its 250,000 square foot Phase 1 redevelopment of the 450,000 square foot Niagara Facility. The Phase 1 redevelopment involved both renovations and retrofitting of the Niagara Facility with perpetual harvest technology to allow for continuous batch production. The Phase II expansion remains on course to bring the Company's capacity to 50,000 kg per year. CannTrust targets first harvest from the Phase II expansion in the second quarter of 2019, subject to Health Canada approval. Construction of the final range was completed in January 2019. The build out of an additional 390,000 square feet of high-end greenhouse as part of the Niagara Phase III expansion would provide an expected additional 50,000 kg of annual high-quality cannabis flower production capacity. Once constructed, this expansion facility would require licencing by Health Canada.

On August 21, 2017, the Company's Common Shares began trading under the symbol "TRST" on the Canadian Securities Exchange (the "CSE") after the Company cleared a final prospectus qualifying the distribution of 12,584,100 Common Shares issuable upon the exercise or deemed exercise of the Special Warrants.

On November 30, 2017, the Company completed a bought deal private placement (the "2017 Private Placement") through a syndicate of underwriters co-led by Echelon Wealth Partners Inc. and Bloom Burton Securities Inc. and including Canaccord Genuity Corp., Eight Capital Corp. and Haywood Securities Inc. (collectively, the "Underwriters"). The Company issued 4,000,000 Common Shares at a price of $5.00 per Common Share (the "Offering Price") for aggregate gross proceeds of $20,000,000, which included the full exercise of the Underwriters' option to purchase up to an additional 500,000 Common Shares from the treasury at the Offering Price. As consideration for their services, the Underwriters received a cash commission equal to 5.5% of the aggregate gross proceeds raised in the 2017 Private Placement. In addition, the Underwriters received 220,000 broker warrants, with each broker warrant being exercisable to purchase one Common Share at the Offering Price until November 30, 2019.

January 1, 2018 - December 31, 2018

Trust Delivery Service

On February 2, 2018, the Company launched a same-day delivery service for its medical cannabis patients in the Greater Toronto Area (the "Trust Delivery Service"). With the Trust Delivery Service, the Company offers guaranteed same-day delivery for orders placed before 4 p.m. and provides the customers with real-time tracking.

Mortgage and Sales Licence for Niagara Facility

On February 12, 2018, the Company received its Health Canada Sales Licence under the ACMPR for the Niagara Facility, having completed the Phase 1 renovation. In addition, on February 14, 2018, the Company closed on its $15,000,000 mortgage financing on the Niagara Facility for the purpose of funding the Phase 2 expansion.

Joint Venture with Stenocare - Denmark

In March 2018, the Company entered into a joint venture in Denmark with the Danish medical cannabis company Stenocare A/S ("Stenocare"). As part of the joint venture, Stenocare is selling CannTrust's market leading standardized cannabis products in Denmark while working towards developing a domestic growing facility. CannTrust initially received a 25% equity stake in Stenocare. On July 6, 2018, Stenocare received approval to distribute CannTrust products in Denmark. The Company's cannabis oils are the first oils approved for Denmark's list of admitted cannabis products and are the only "ready-to-use" oil products available in Denmark. On October 15, 2018, as part of Stenocare's initial public offering ("Stenocare IPO"), the Company purchased 272,727 common shares of Stenocare. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. After the Stenocare IPO, the Company maintained 19% of the outstanding shares of Stenocare.

Listing on the TSX and U.S. IP

As a condition to permitting the Company to list its Common Shares on the Toronto Stock Exchange (the "TSX"), the TSX required that the U.S. IP and related licence agreements be assigned to an entity in which the Company did not have an economic interest therein. Accordingly, the Company and Club Coffee agreed to amend their shareholders' agreement in respect of CCTPC (the "Shareholders' Agreement"), whereby the parties agreed to assign the U.S. IP and related licence agreements to a related party of Club Coffee, SDS, in which the Company has no economic interest (the "First Shareholders' Amending Agreement"). Furthermore, as a result of an internal corporate restructuring, effective December 15, 2017, Club Coffee transferred its shares in the capital stock of CCTPC to SDS. The Company, Club Coffee, CCTPC, and SDS executed a Participation Agreement dated as of December 15, 2017, whereby SDS became a party to the Shareholders' Agreement replacing Club Coffee.

In exchange for the assignment of the U.S. IP and related licence agreements, CCTPC received the option to repurchase the U.S. IP and related licence agreements for a nominal amount at the Company's sole discretion upon the occurrence of one of the following events:

1)	cannabis being legalized federally in the United States of America; and/or

2)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business; and/or

3)	the Common Shares of the Company are involuntarily delisted from the TSX; and/or

4)	control of the Company is acquired by another entity, provided that the Common Shares of the Company will be delisted from the TSX upon the change of control.

The Company's Common Shares commenced trading on the TSX on March 5, 2018 under the symbol "TRST". The Company's Common Shares were voluntarily delisted from the CSE effective the close of trading on March 2, 2018.

Envest Corp. Tolling Agreement

In March 2018 CannTrust Opco secured the placement of extensive co-generation equipment at the Niagara Facility, which co-generation equipment is the property of Envest Corp. and available for the exclusive use of CannTrust Opco pursuant to a tolling agreement dated effective January 31, 2018 (the "Tolling Agreement"). The Tolling Agreement provides for monthly payments to Envest Corp. for the duration of the Tolling Agreement, which is 20 years. Envest Corp. will also manage the maintenance of the co-generation equipment.

2018 Bought Deal Offering

On June 5, 2018, the Company closed a short form prospectus offering (the "2018 Bought Deal Offering"), on a bought deal basis, of 11,155,000 units of the Company ("Units"), which included the full exercise of the over-allotment option. The Units were sold at a price of $9.00 per Unit for aggregate gross proceeds of $100,395,000. Each Unit was comprised of one Common Share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one Common Share of the Company at an exercise price of $12.00 per share, subject to certain events, until June 5, 2020. In the event that daily volume weighted average trading price of the Common Shares exceeds $18.00 for ten consecutive trading days on the TSX, the Company has the right to accelerate the expiry date of the warrants upon providing not less than 15 trading days' notice of such acceleration. As of the date hereof, the Company's right to accelerate the expiry date of the warrants has not been triggered.

Partnership with Grey Wolf Animal Health Inc.

On June 26, 2018, the Company entered into a shareholder's agreement with Grey Wolf Animal Health Inc. ("Grey Wolf") to develop cannabis products to support the well-being of pets. Under the terms of the agreement, Grey Wolf and the Company each hold 50% interest in Greytrust Inc., a newly created subsidiary of Grey Wolf. As part of the shareholder's agreement, Grey Wolf issued the Company 4,321,800 warrants exercisable to purchase 4,321,800 common shares of Grey Wolf at $1.10 per share until June 25, 2021. On August 14, 2018, the Company executed an agreement to purchase 769,231 common shares of Grey Wolf at $1.30 per share, for an aggregate amount of $1,000,000. On December 20, 2018, the Company invested $750,000 in Grey Wolf and received unsecured interest beading convertible debentures and 150,000 exercisable to purchase 150,000 common shares of Grey Wolf at $2.00 per share. In addition, CannTrust would, upon exercise of certain share purchase warrants held by CannTrust, acquire a more significant position and likely role in Grey Wolf’s cannabis-related activities.

Partnerships with University Research Institutes

In July 2018, the Company partnered with Australia's Gold Coast University Hospital to conduct a six month clinical study to determine the efficacy of the Company's cannabidiol oil capsules in slowing the disease progression in patients with Amyotrophic Lateral Sclerosis (ALS) and Motor Neuron Disease (MND).

On September 5, 2018, the Company entered into a partnership with McMaster University to collaborate on upcoming medical research studies through a range of clinical trials. The first clinical trial will test the efficacy of cannabis oil for chronic non-cancer pain treatment.

Appointment of Peter Aceto as CEO

On October 1, 2018, the Company appointed Peter Aceto as Chief Executive Officer ("CEO"). Eric Paul, the co-founder and previous CEO assumed the role of Chairman of the Board and Special Advisor to CannTrust's management team. See "Directors and Officers", below, for further information.

Provincial Distribution Agreements

Ahead of the legalization of recreational cannabis on October 17, 2018, the Company entered into supply agreements with the provincial distributors in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador, and Prince Edward Island. As a result, the Company's recreational cannabis products are available for purchase through retailers in each of those nine provinces.

Strategic Partnership with Cannatrek – Australia

On October 26, 2018, the Company entered into a strategic partnership with Australian licensed producer, Cannatrek Ltd. ("Cannatrek"). Cannatrek is one of the first Australian vertically integrated enterprises to be awarded a cannabis research, cultivation, manufacturing, sales and import licence by federal and state governments. Cannatrek is pioneering a world class 1.7 million sq. ft. greenhouse facility. This greenhouse project will provide significant supply for the Asia-Pacific region and will allow CannTrust to purchase quality, low-cost cannabis from Cannatrek. As part of the partnership, CannTrust made an investment for a 19.8% stake in Cannatrek, with an option to maintain this shareholding through any future share issuances up to and including Cannatrek completing an IPO.

Partnership with Kindred

On October 17, 2018, the Company finalized its partnership with Kindred Partners Inc., ("Kindred") a wholly-owned subsidiary of Breakthru Beverage Group ("Breakthru"), the largest broker of Canadian alcoholic beverage of premium spirits, wine and beer brands. As part of the partnership, Kindred will deploy a route-to-market platform for CannTrust's recreational cannabis products. In connection with the partnership, Breakthru purchased 902,405 Common Shares at a purchase price of $10.23 per share, for gross proceeds of $9,231,600. The Company also issued 2,000,000 common share purchase warrants to Breakthru, each exercisable to purchase one Common Share at an exercise price equal to the 5-day volume weighted average price of the Common Shares on the TSX immediately prior to the date the applicable warrants are exercised, if the Company exceeds certain sales thresholds.

Recent Developments (January 1, 2019 - March 27, 2019)

Listing on the NYSE

On January 8, 2019, the Company applied to list its Common Shares on the New York Stock Exchange ("NYSE").  On February 20, 2019, the Company announced that it had satisfied all the regulatory requirements to list its Common Shares on the NYSE and trading in its Common Shares commenced on February 25, 2019 under the ticker symbol "CTST".

Phase 3 Expansion

On January 22, 2019, the Company obtained all necessary permits from the Town of Pelham for the Phase 3 expansion of the Niagara Facility. The Company will begin construction of an additional 390,000 square foot Phase 3 expansion on the 36 acres of unused land at the Niagara Facility and on 19.4 acres of recently purchased adjacent land. The Company targets the completion of the Phase 3 expansion in the third quarter of 2020.

Appointment of Greg Guyatt as CFO

On February 19, 2019, the Company appointed Greg Guyatt as its new Chief Financial Officer ("CFO"). Ian Abramowtiz, the former CFO, assumed the role of senior vice president of Global Investments and Partnerships. In this role, Mr. Abramowitz will lead the Company's international strategy. See "Directors and Officers", below, for more information.

DESCRIPTION OF BUSINESS

General

The Company's mission is to connect people to products and education to demonstrate how cannabis can elevate their lives. The Company is passionate in its quest to improve the quality of individual lives around the globe.

CannTrust is a global leader in medical cannabis, recognized for its consistent, high-quality products. Founded in 2013 by a group of pharmacists, its focus on standardization allows it to provide what it believes are consistent and innovative cannabis products that can be prescribed and sold to enhance the lives of its consumers across a variety of applications.

CannTrust is a widely recognized, industry-leading, licensed producer (“LP”) of cannabis in Canada. The Company is a cultivation leader focused on innovation and has developed state-of-the-art facilities that support its ability to be a leading low-cost, high-quality producer with scale. We have received multiple industry awards, including seven awards at the 2018 Canadian Cannabis Awards, most notably Licensed Producer of the Year. The winners of these awards were voted by over 17,000 consumers. As of December 31, 2018, the Company had over 2,400 active physicians prescribing its products and more than 58,000 patients in Canada, with its patient base growing over 50% from 2017 to 2018, and continuing to grow following recreational legalization in late 2018. The Company believes its ability to produce high-quality, standardized products for the medical markets has built considerable credibility, trust in its brand and a loyal and broad consumer following. In addition to its success in the medical cannabis industry, the Company believes its brand awareness, built on quality standards and focus on innovation and product development, positions it as a leader in many other non-medical applications, including natural health products, health and wellness, adult-use recreational and pet care markets.

The Company's product and intellectual property development teams consist of experienced pharmacists, nurses, medical doctors, scientists and growers along with a clinically-trained client support team. The Company is licensed to conduct research and development and also focus on creating education curriculum and research collaboration models.

The Company produced standardized medical cannabis products at the Vaughan Facility, which has been repurposed from a grow facility into a 60,000 square foot, state-of-the-art extraction, manufacturing and packaging facility, including an in-house quality control laboratory. The lease for the Vaughan Facility commenced on December 1, 2013 for an initial term of 10 years ending on November 30, 2023, with CannTrust Opco having an option to extend for two additional terms of five years each if it is not otherwise in default under the terms of the lease.

The Company also owns a 450,000 square foot commercial greenhouse facility in the Niagara region through its wholly-owned subsidiary Elmcliffe. The Niagara Facility is the Company's current primary grow facility, which will increase the Company's annual grow capacity from 3,600 kg previously available in the Vaughan Facility to 50,000 kg. The Niagara Facility is a state of the art hydroponic greenhouse with computer controlled irrigation, co-generation and full supplemental lighting. The Niagara Facility is equipped with a perpetual harvest cropping system which produces cannabis 365 days a year and allows for a continuous work cycle, creating a steady production capacity and a more stable work environment for employees.

On October 24, 2018, the Company closed on the purchase of a 19.4 acre property on land adjacent to the Niagara Facility. On January 22, 2019, the Company obtained all necessary permits from the Town of Pelham for the Phase 3 expansion. The Company will begin construction of an additional 390,000 square foot Phase 3 expansion on the 19.4 acres of recently purchased adjacent land. The Company targets the completion of the Phase 3 expansion in the third quarter of 2020. After completion of Phase 3, the Company expects the Niagara Facility to have a total production capacity of 100,000 kg per year. The Company expects to have in excess of 800,000 square feet of production capacity after completion of all phases of the Niagara Facility expansion. The Company continues to research options for more grow capacity as the recreational market evolves.

The Company secured $15,000,000 mortgage financing on the Niagara Facility, of which $13,750,000 has already been advanced to the Company with the remaining $1,250,000 to be advanced following completion of Phase 2. The Niagara Facility utilizes state of the art continuous harvest technology, fully supplemental lighting and co-generation equipment to reduce hydro costs.

In addition, CCTPC is a CannTrust-founded joint venture with Club Coffee created to launch BrewBudz™ globally. Club Coffee is 100% Canadian owned and the largest roaster, contract manufacturer, and distributor of packaged coffees that Canadians buy from grocery stores. As a leading innovator in the market for single-serve coffee, tea and hot beverages, Club Coffee is the partner of choice for many of Canada's largest coffee retailers and for major American brands and coffee producers and food service customers with approximately 500 custom label products and over 200 Club Coffee branded products. Club Coffee production facilities are Global Food Safety Institute quality certified.

Regulatory Framework in Canada

The Cannabis Act and Cannabis Regulations came into force on October 17, 2018, thereby legalizing the sale of cannabis for adult recreational use, and replacing the ACMPR and the Controlled Drugs and Substances Act (Canada) (the "CDSA"), as the governing legislation on the production, sale and distribution of medical cannabis. The ACMPR was repealed on the same day.

The Cannabis Act sets up the regulatory framework and licensing scheme for production, importation, exportation, testing, packaging, labelling, sending, delivery, transportation, sale, possession and disposal of cannabis for non-medicinal (i.e., adult-use) use. The Cannabis Act also regulates access to cannabis for medical purposes. The Cannabis Regulations provide the more detailed rules and standards that apply to the production, distribution, sale, importation and exportation of cannabis by federal licence holders.

In addition to these federal laws, each province has enacted its own legislation to regulate aspects of the recreational and medical cannabis market, such as the retail distribution regulations. See "Description of the Business – Regulatory and Licensing – Provincial Regulatory Framework".

Principal Products

The licences issued by Health Canada to CannTrust Opco for the Vaughan Facility and the Niagara Facility (collectively, the "Cannabis Licences") are effective until the expected renewal dates of March 13, 2020 and October 6, 2020, respectively. The Cannabis Licences allow for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried cannabis and cannabis plants or seeds. It allows the Vaughan Facility and the Niagara Facility to produce dried cannabis and cannabis extracts up to such amounts as permitted by CannTrust Opco's storage capacity. See " Description of the Business – Production – Storage and Security".

CannTrust Opco has an extensive genetic strain bank and currently produces approximately eight core strains. The strains have been optimized for greenhouse horticultural practices.

The Company's qualified and experienced growing team is focused on continuously improving its growing and production techniques and have refined and developed an advanced, disciplined approach with a focus on producing high quality and consistent cannabis. The production of cannabis is closely monitored by the Company's management with a focus on producing high quality dried cannabis and cannabis extracts.

Health Canada, pursuant to the Cannabis Act and the Cannabis Regulations, sets the standard required for production and sale of cannabis. CannTrust Opco's Quality Assurance team is led by a group of experienced operators and scientists and is focused on generating the highest quality and most consistent product that meets or exceeds Health Canada expectations.

The combination of the Company's experienced growing team along with its goal of exceeding Health Canada's quality assurance guidelines are essential to consistently providing high quality medical cannabis products that are safe for doctor prescribed medical cannabis clients.

Cannabis Products

The Cannabis Regulations set out the product categories that are permitted for sale. Currently, the Cannabis Regulations permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as "pre-rolled" and capsule products. The THC content and serving size of cannabis products is limited by the Cannabis Regulations. Edible cannabis and cannabis concentrates are currently prohibited but are expected to be permitted for legal sale October 17, 2019, according to the Canadian federal government.

For medical cannabis patients, Health Canada requires that medical documents be written to include the amount of dried cannabis in grams per day a patient may consume. This requirement applies equally to oils. To assist patients with determining how much oil they should be consuming per day, licensed producers are required to provide an equivalency factor outlining how much oil is equivalent to one gram of dried cannabis. CannTrust Opco offers a Patient Assistance Program in order to assist clients who are recipients of a federal or provincial income assistance program or whose taxable income is less than $30,000 per annum.

Products & Brands

Medical

For medical use, the Company offers dried flower formats, as well as several cannabis drops and encapsulated cannabis oil products. These products come in three varieties, namely, CannTrust CBD Drops, CannTrust 1:1 Drops and CannTrust THC Drops. The Company also produces similar products in capsule form using two-piece capsules that are vegan-based and do not use animal products, such as gelatin, making them more desirable for a variety of customers and patients due to possible religious or ethical reasons. The Company's cannabis drops and encapsulated cannabis oil provide patients with a non-combustible, oral option for consuming medical cannabis. Included with every order of cannabis drops is a specially designed syringe to ensure accurate dosing and easy administration.

Recreational

In addition to its CannTrust medical product line, the Company has launched four adult use brands: liiv, Synr.g, Xscape and Peak Leaf. The first three are currently available in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador, and Prince Edward Island. The Peak Leaf line of products is available exclusively in British Columbia. These brands are focused on distinct consumer segments and provide the user with options for the type of experience they are seeking. For example, the Company's Xscape brand offers different dried flower and pre-rolled joint products that use different strains with calibrated CBD and THC content that are formulated and branded to reflect the expected consumer experience with the product. The Company has built these brands by conducting consumer research to identify areas of consumer demand and an opportunity to establish a differentiated product offering. The Company is also expanding product development and branding across other uses. With respect to pet care, the Company has entered a joint venture with Grey Wolf, a veterinary health company. Through this partnership, the Company seeks to capitalize on the significant pet care market estimated at over $5 billion annually in Canada.

Health Products and Cosmetics

Health products containing cannabis or for use with cannabis are subject to the Food and Drugs Act in addition to the Cannabis Act. All health products claiming to provide a health benefit, to either humans or animals, must receive authorization prior to being sold, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. As part of the approval process, Health Canada reviews evidence to ensure that the product complies with safety, efficacy and quality requirements. Through its investment in Grey Wolf, a veterinary pharmaceutical and medical cannabis focused company, the Company expects to produce similar products once approved by Health Canada for the pet market.

Under the Cannabis Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics is permitted and will be subject to provisions of the Cannabis Act.

New Products and Accessories

CannTrust has a variety of new cannabis products at various stages of development, including oral, topical, edible and inhalable products. These products will need to be approved by Health Canada before they can be offered. No assurance can be given that the Company will succeed in bringing any of these products to market. See "Risk Factors".

Principal Markets

Medicinal Use Market

CannTrust continues to serve medical cannabis users, and maintains its focus on its registered medical patients ("Registered Patients"). Registered Patients typically suffer from one or more chronic conditions including pain, anxiety, insomnia depression, muscle spasms, nausea, migraines and post-traumatic stress disorder (PTSD).

Registered Patients who require medical cannabis have different avenues to obtain it. Registered Patients are required to either purchase medical cannabis from a licensed producer or receive approval from Health Canada to produce a limited amount for their own medical purposes or to designate someone to produce it for them.

According to data collected and reported by Health Canada, as of September 30, 2018, there are 342,103 Registered Patients who are authorized, on average, to use 2.4 grams of dried medical cannabis per day (Source: Health Canada, Market Data: Access to Cannabis for Medical Purposes). The number of Registered Patients has increased over time as follows:

•	As of June 30, 2015 – 23,930
•	As of September 30, 2015 – 30,537
•	As of December 31, 2015 – 39,668
•	As of March 31, 2016 – 53,649
•	As of June 30, 2016 – 75,166
•	As of September 30, 2016 – 98,460
•	As of December 31, 2016 – 129,876
•	As of March 31, 2017 – 167,754
•	As of June 30, 2017 – 201,398
•	As of September 30, 2017 – 235,621
•	As of December 31, 2017 – 269,502
•	As of March 31, 2018 – 296,702
•	As of June 30, 2018 – 330,344
•	As of September 30, 2018 – 342,103

The number of Registered Patients may not represent the total market size of potential purchasers as certain patients that may benefit from the use of medical cannabis may have limited knowledge, access and/or ability to go through the registration process to become a Registered Patient.

Adult-Use Recreational Market

The adult-use recreational cannabis market is in its early stages. Legalization came into effect on October 17, 2018, and official government data is not yet fully available. While it is still early to deduce the size of the adult-use recreational market in Canada, data from Statistics Canada shows that in October 2018, sales of recreational cannabis totalled $43.1 million and in November 2018, the first full month after the Cannabis Act coming into force, sales totalled $54 million.

International Development

Medical cannabis opportunities are developing in G20 countries as these jurisdictions move towards establishing new or improved medical cannabis systems. As Canada has developed an early regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community. The Company is actively pursuing opportunities in a number of jurisdictions where medical cannabis is legally allowed by all levels of government presently, or where the government is actively moving towards such a legal framework. The Company will only conduct business in jurisdictions outside of Canada where such operations remain compliant with the Company's Canadian regulatory obligations.

Following the receipt of Health Canada approval, and the approval of regulators in the importing jurisdictions, the Company began exporting medical cannabis to Australia and Denmark. See "General Developments of the Business" for more information on the Company's recent activities in Denmark and Australia.

Method of Distribution

Medical Cannabis

The Company distributes its recreational cannabis products in accordance with the federal and provincial regulatory frameworks.

The Company also continues to distribute its medical cannabis products directly to its Registered Patients. The Company currently has more than 67,000 active Registered Patients. Any cannabis or cannabis extracts sold or provided directly to Registered Patients must be delivered through secure shipping only and include a means of tracking the package during transit. The only exception to this is that it may also be sold or provided by hospitals, which can purchase directly from licensed producers.

The primary means of delivery of cannabis and cannabis extracts to the Registered Patients is directly from the Company using secure shipping methods such as Canada Post or Purolator. In February 2018, the Company launched a guaranteed same-day delivery service for customers in the Greater Toronto Area – from Burlington in the west to Brampton and Aurora in the north and Oshawa in the east.

Recreational

The Company's recreational products are available in Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador, and Prince Edward Island, and the Company has entered into supply agreements with the applicable government-owned distributors of each of those provinces.

Revenue

Sales to the recreational market commenced on October 17, 2018. During the fourth quarter of 2018, the Company derived 40% of its revenue from the wholesale market and 60% of its revenue from the medical market.

Production

The Company currently grows its cannabis in the state of the art greenhouse in the Niagara Facility. The harvested product is then shipped to the Vaughan Facility for extraction, manufacturing, packaging and order fulfillment.

Facilities & Operations

The Company has repurposed its Vaughan Facility from a grow facility into a state-of-the-art extraction, manufacturing and packaging facility of approximately 60,000 square feet, including an in-house quality control laboratory. The Company also owns the Niagara Facility, a commercial greenhouse facility of approximately 450,000 square feet in the Niagara region. The Niagara Facility is a state-of-the-art hydroponic greenhouse with computer controlled irrigation, co-generation and full supplemental lighting. The Niagara Facility is equipped with a perpetual harvest cropping system which produces cannabis 365 days a year and allows for a continuous work cycle, creating a steady production capacity and a more stable work environment for employees.

Drying

Drying and curing is a critical function to ensure product quality and shelf life. This stage requires adequate monitoring because of the scale of the Company's operations. Because of the heat sensitivity of terpenes (active ingredients of cannabis), the Company has emphasized low-temperature, air drying.

Packaging

The Company adheres to prescribed packaging requirements under the Cannabis Act and the Cannabis Regulations. The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. The purpose of the packaging and labeling rules is to promote informed consumer choice, allow for the safe handling and transportation of cannabis, and to reduce the appeal of the products to youth. Vendors must package cannabis in a way that is tamper-proof, child-resistant, prevents contamination and ensures dryness. The Cannabis Regulations also require plain packaging, with strict requirements for logos, colours and branding. The packaging must also contain the following product information:

(i)	product source information, including the class of cannabis and the name, phone number and email of the cultivator;

(ii)	a mandatory health warning, rotating between Heath Canada's list of standard health warnings;

(iii)	the Health Canada standardized cannabis symbol; and

(iv)	information specifying THC and CBD content. The Cannabis Regulations provide a six-month transitional period to allow licensed holders to sell cannabis products labelled in accordance with the ACMPR.

Storage and Security

Storage is a very important aspect of maintaining the integrity and quality of cannabis. The environment needs to be controlled. The Company is sensitive to the environmental risks that threaten the product and stores its finished product in a secure area with full control over the environment, including heat, light, temperature and humidity. Deterioration is usually a result of dehydration arising from one of these environmental concerns. The Company's ability to control aspects of the environment within the storage facility allow the Company to uphold the quality of its products.

In addition, the Company's facilities meet the following prescribed security requirements for its sites and storage areas:

1)	each site is designed in a manner that prevents unauthorized access to the site itself and, once inside the site, to any area within the site where cannabis is present (the "Key Areas");

2)	the perimeter of each site and the Key Areas are each visually monitored at all times by recording devices that will detect any actual or attempted unauthorized access or illicit conduct;

3)	there is an intrusion detection system which detects actual or attempted unauthorized access to the site or, once inside the site, to the Key Areas which intrusion detection system be monitored by such personnel as can take appropriate steps in response to any such unauthorized access and make a record on any such unauthorized access;

4)	records are kept of every person entering and exiting the Key Areas;

5)	there are physical barriers preventing unauthorized access to Key Areas; and

6)	the Key Areas are equipped with an air filtration system that prevents the escape of odours and pollen.

Health Canada conducts ad hoc, unscheduled site inspections of licensed producers. Health Canada inspectors assess the Vaughan Facility and the Niagara Facility on a monthly basis against Cannabis Regulations and provide the Company with follow up reports noting observed deficiencies The Company is continuously reviewing and enhancing its operational procedures at the Vaughan Facility and the Niagara Facility both proactively and in response to routine inspections. The Company follows all regulatory requirements in response to inspections in a timely manner. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance.

CannTrust Opco has not been required to recall distributed product. However, CannTrust Opco initiated two voluntary recalls in January 2019. On January 4, 2019, CannTrust Opco began a voluntary recall due to a certain lot of medical cannabis oil being incorrectly labelled as "capsules". On January 29, 2019 CannTrust Opco began a voluntary recall of approximately 714 units of its Liiv THC Cannabis Oil, sold in New Brunswick through Cannabis NB, due to mislabelling of the product as "Liiv CBD Cannabis Oil", and the corresponding CBD potency information on the box. Neither Health Canada nor the Company have received any adverse reaction reports or complaints related to the recalled products.

Security Clearances

The Cannabis Act requires that certain individuals associated with a licensee, such as directors, officers, large shareholders and individuals identified by the Minister of Health (the "Minister"), obtain security clearances with Health Canada. The Minister grants security clearances if the Minister determines that the applicant does not pose an unacceptable risk to public health or public safety. The Minister may refuse to grant security clearance to individuals with associations to organized crime or with past criminal convictions. Individuals with a record of non-violent, lower-risk criminal activity may still be granted security clearance at the discretion of the Minister. Security clearances granted under the ACMPR are also considered to be valid security clearances under the Cannabis Regulations.

Cannabis Tracking System

The cannabis tracking system was established by ministerial order, and came into effect on October 17, 2018. The purpose of this system is to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. Under the tracking system licence holders are required to submit monthly reports to the Minister relating to inventory of its recreational and medical cannabis products.

Quality Control

The Company understands the importance placed upon adhering to "Good Production Practices", which were previously mandated by the ACMPR and continue under the Cannabis Regulations. These practices relate to the premises for and production of cannabis, as well as the equipment, sanitation program, standard operating procedures, recall, and quality assurance personnel required to operate in these regulations. The Company currently has an in-house quality control laboratory and employs quality assurance persons with appropriate training, experience, and technical knowledge to assure the quality of the Company's products.

All of the Company's quality control and sanitation procedures have been outlined for all personnel as standard operating procedures. New employees undergo a training program in which they are taught the appropriate implementation of these protocols.

For the purposes of quality control, the Company tracks each "lot" (a specific genotype of medical cannabis that is initiated for production at one time, either by seed or clonal propagation) using a unique lot number, via electronic and paper based systems. Furthermore, the lot number is used in all sales transactions, and as such serves as an identifier to rapidly initiate recall reporting.

Final dried cannabis that passes quality control is sealed in plastic bottles and stored within the climate-controlled secure area. Cannabis extract that passes quality control is sealed in containers and also stored in a climate-controlled area. All product is tested for potency, microbiological, heavy metal, and pesticide contamination using validated methods. Only products that pass the tests in the Company's quality control process are offered for sale.

Sanitation

The Company has implemented a rigorous process to maintain a sanitary environment for the growth of its flowers, which includes a sanitation protocol for personnel entry into the growing areas, the use of stainless steel to allow for efficient cleaning and sanitation and regularly scheduled surface and drain sterilization.

Operations

The facilities and equipment required to manage production include the following:

1)	perpetual harvest greenhouse facility, as part of the Niagara Facility;

2)	walk-in secure area;

3)	building security, including access control, video surveillance and motion detectors;

4)	shipping bay for client shipments;

5)	growing equipment, including trays, containers, specialized lighting and associated controls, circulating fans and watering systems;

6)	oil production equipment, including a grinder, vacuum oven, kettle, and a state of the art CO2 extractor;

7)	HVAC systems, primarily exhaust and cooling, to maintain an optimal growing environment;

8)	odour control systems;

9)	enhanced electrical distribution primarily for the high intensity lighting systems; and

10)	laboratory equipment or outsourcing arrangements to monitor and test product quality for compliance with the Food and Drugs Act, Pest Control Products Act and product labelling standards under the Cannabis Act.

For information regarding the method of production of the Company's products and the raw materials and components used in its production process, see the section above entitled "Production".

Reporting Requirements

Licence holders have extensive reporting obligations under the Cannabis Regulations and under the specific terms of the licences they hold.

The following are some of the reporting requirements of licensees under the Cannabis Regulations:

•	Record of key investors – a "key investor" is a person who exercises, or is in a position to exercise, control over the licensee;

•	Notice of new products – before making a product available for sale that is distinct from other products sold by the licence holder, the licensee must provide notice to Health Canada;

•	Reporting of information on promotional activities, including expenditure on promotion, and description of the type of promotion;

•	Inventory reporting into the Cannabis Tracking System;

•	Reporting of theft or loss of cannabis;

•	Reporting of recalls; and

•	Reporting of serious adverse reactions to a cannabis product.

Under the Cannabis Licences, which were granted under the ACMPR, CannTrust Opco has the following additional reporting requirements:

•	the total amount of dried cannabis (in kilograms) produced in the reporting period;

•	the total amount of dried cannabis (in kilograms) transferred from licensed producers in the reporting period;

•	the total amount of dried cannabis (in kilograms) and oil sold to the following during the reporting period:

o	registered clients;

o	other licensed producers;

o	licensed dealers;

o	other clients; and

o	the total number of cannabis plants sold in the reporting period;

•	the total number of persons that were registered clients of CannTrust Opco at the end of the reporting period, including only those persons whose registrations were valid on the last day of the reporting period, and the total number of persons that were registered as new clients of CannTrust Opco during the reporting period;

•	the number of registered clients who tried to register with CannTrust Opco, but could not be registered, regardless of the reason and the number of clients who placed orders or tried to place orders that could not be filled, regardless of the reason;

•	the total amount of dried cannabis (in kilograms), harvested plants in the drying process (in number of plants), samples (in grams) and cannabis to be destroyed (in kilograms) as of the final day of the reporting period:

o	harvested and in the drying process (number of plants);

o	drying completed (not tested) (kg);

o	drying completed (tested / not approved) (kg);

o	ready for sale (tested / approved / packaged / labelled) (kg);

o	samples (for retention or further testing);

o	dried cannabis targeted for destruction; and

o	total number of cannabis plants in inventory;

•	the total amount of dried cannabis (in kilograms) that CannTrust Opco imported and exported during the reporting period;

•	the total amount of dried cannabis (in grams) lost and/or stolen and destroyed during the reporting period;

•	the total amount of dried cannabis, returned cannabis and waste (in grams) destroyed during the reporting period;

•	the total number of shipments sent to the following during the reporting period:

o	registered clients;

o	other licensed producers;

o	licensed dealers; and

o	other clients;

•	the total number of shipments sent to the following in each province and territory:

o	registered clients;

o	other licensed producers;

o	licensed dealers; and

o	other clients;

•	the average and median daily amount of dried cannabis (in grams) supported by health care practitioners to be used by the registered clients of CannTrust Opco;

•	the average and median shipment size (in grams) sent to registered clients during the reporting period;

•	the total number of shipments of dried cannabis to registered clients in various defined ranges (in grams);

•	a list of all physicians and all nurse practitioners who provided a medical document for a registered client in the reporting period, and including the following information for each: the practice's address and the number of medical documents the physician or nurse practitioner signed during the reporting period;

•	Number of employees at all sites (management, administrative, sales, production, other);

•	Square footage utilized for indoor (cloning, mother, flowering, storage) and outdoor;

•	Value of products in all the categories.

Marketing Plans and Strategies

Advertising

The Cannabis Act places a general ban on promotion of cannabis, cannabis accessories or any service related to cannabis, unless the promotional activity is specifically authorized under the Cannabis Act. Cannabis products may be promoted at their point of sale if the promotion indicates only its availability and/or price. Further, brand preference and informational promotion is permitted if such promotion is:

•	in a communication that is addressed and sent to an individual who is 18 years of age or older and is identified by name;

•	in a place where young persons are not permitted; or

•	communicated by means of a telecommunication, where the person responsible for the content of the promotion has taken reasonable steps to ensure that the promotion cannot be accessed by a young person.

Branding Strategy

The Company has positioned itself as a cannabis company producing cannabis products in a variety of dosage forms. As an example, CannTrust's capsules are vegan. Vegan shells do not use animal products such as gelatin, making them more desirable for a variety of customers and patients due to possible religious or ethical reasons. In addition, CannTrust's vegan hard shell capsules have benefits as compared to soft gel capsules, including: no animal products; unlikely to stick together; and, better maintain quality during shipment. All CannTrust oils and capsules are standardized, providing a known quantity of THC and or CBD per bottle (and per unit i.e. capsule or per mL).

The Company is creating a strong brand recognition campaign to ensure that its name is at the forefront of the market with recreational users, patients and doctors.

With the legalization of recreational cannabis on October 17, 2018, the Company has launched four new brands of recreational cannabis products - liiv, Synr.g, Xscape and Peak Leaf. The Company has also entered into an exclusive partnership with Kindred, a subsidiary of Canadian beverage alcohol broker Breakthru, to represent CannTrust's specialty products to Canadian adult consumers for recreational use.

In addition to its recreational products, the Company is dedicated to identifying the most effective strains of medical cannabis for patients suffering with chronic pain as well as many other medical conditions. Its focus is to pursue an evidence-based approach to treating patients with medical cannabis. It believes that these research efforts will help to better evaluate the benefits of medical cannabis and allow it to discover and better understand the most effective strains for each medical condition.

The Company believes that accessibility to evidence-based science is key to empowering its business, the industry, patients, healthcare providers and public policy. With a commitment to enrich and simplify the lives of patients through innovative ways and means, the Company aims to maintain, improve and forge new lines of communication with its stakeholders.

Pricing Strategy

Part of the Company's strategy and outreach to patients and customers is to provide the cannabis at a consistent cost that patients and customers can rely on. The Company intends to win the confidence of its patients and stakeholders by providing a consistent and reliable product while keeping user economics and affordability in mind. In some provinces and territories however, pricing of recreational cannabis products may be subject to pricing regulations in the future.

The Company is committed to ensuring that patients who are in need of medical cannabis and are either receiving social assistance or on disability will have access to its products at a reduced rate. To this end, the Company has implemented a pricing program for its Registered Patients. In addition, the Company is absorbing the federal government's excise tax on medical cannabis which came into effect on October 17, 2018, such that the price of medical cannabis is not affected by the tax.

Acquiring Registered Patients

There is a specific process which the Company must undertake with respect to the sale of its medical cannabis. Before selling medical cannabis to an individual, the Company must register the Registered Patient as a client. In the process of registering a client, the Company verifies that the supporting authorized health care practitioner is entitled to practice their profession in the province in which the prospective client consulted them and that the practitioner has not been prohibited from prescribing narcotics. The Company also confirms with the office of the authorized health care practitioner that the information in the medical document, including the daily quantity, is correct and complete.

Outreach to the Medical Community

The Company is aware of the medical professional environment and the role it plays under the medical cannabis regime. One of the Company's key goals is to be the physician's link to regulated medical cannabis as a potential prescribing option and to be a partner of choice in building a confident and trusting relationship.

The Company intends to be a partner of choice by eliminating the administrative burden associated with prescribing medical cannabis for clients with a relevant diagnosis, by:

1.	helping physicians understand changing regulations;

2.	simplifying the process for the physician's patient assessment, prescribing, and registration follow-up;

3.	leading a dialogue around the science of cannabinoids and the therapeutic benefits of medical cannabis;

4.	being associated with scientific excellence, product excellence, and expertise; and

5.	addressing important issues relating to social stigma and medical cannabis safety.

A barrier to entry into the market for patients is the fact that doctors do not currently have enough information on the medicine, as the resources are limited. The Company is committed to educate patients and doctors on the new regulation, prescribing, and benefits of use from a continuous, quality, scientifically-focused approach.

In order to treat chronic illnesses, the Company continues to research and develop cannabis derivatives which physicians and patients alike are more comfortable and familiar with (i.e. sprays, topical creams, etc.). The Company has built out an extraction facility within the Vaughan Facility. This allows it to create cannabis oils, which based on data released by Health Canada, is the fastest growing segment of the medical cannabis market. Providing standardized medicine in extract form provides the doctors and patients with the ability to monitor dosing, and is a key component of the Company's patient acquisition plan.

Patient Assistance Program

In order to ensure access of medical cannabis to all who require it, the Company offers a program called CannTrust Access™, a comprehensive patient assistance program in Canada for the compassionate use of medical cannabis. Registered Patients with household income less than $30,000 are eligible to receive a 30% discount under this patient assistance program.

Regulatory and Licensing

Cannabis for Medical Purposes

With the Cannabis Act coming into force, the medical cannabis regime is no longer governed by the ACMPR and the CDSA. However, the medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations remains substantively the same as under the CDSA and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Under the Cannabis Regulations, patients have three options for obtaining cannabis for medical purposes: (i) they can continue to access cannabis by registering with licensed producers; (ii) they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or (iii) they can designate someone else to produce cannabis for them. With respect to (ii) and (iii), starting materials, such as marijuana plants or seeds, must be obtained from licensed producers.

Provincial Regulatory Framework

The Cannabis Act provides that the provinces and territories of Canada have authority to regulate certain aspects of recreational cannabis (similar to the current regime for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

All Canadian provinces and territories have enacted regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. There are three general frameworks that the provinces and territories have followed: (i) private cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g., privately licensed retail stores, while online retailers are operated by the applicable provincial government).

Regardless of the framework, the recreational cannabis market is supplied by federally licensed producers. In many cases, provinces that follow the licensed private retailer model will still have a government-run wholesale distributor. Such licensed private retail stores are or will be required to obtain their cannabis products from the wholesalers, and the wholesalers in turn, are or will be required to obtain the cannabis products from the federally licensed producers. The minimum age for purchase and possession of cannabis in each Canadian jurisdiction is 19 years old, except for Quebec and Alberta, where it is 18.

Ontario: In Ontario, the distribution and retail sale of recreational cannabis is conducted through the Ontario Cannabis Retail Corporation ("OCRC"), a subsidiary of the Liquor Control Board of Ontario. Online sales are conducted through the Ontario Cannabis Store platform. Ontario will allow the sale of recreational cannabis by private retailers with a target date of April 1, 2019. In addition, the regulatory regime in Ontario has the following requirements and features:

•	private retailers have to obtain both a retail operator licence and a retail store authorization. A retail operator licence allows the holder to operate one or more retail stores in Ontario. However, a separate retail store authorization is required for each store the retailer wishes to operate. Retail store authorizations are only to be issued to persons holding a retail operator licence. Private retailers are not permitted to sell cannabis online, but may only sell cannabis in person at an authorized retail store;

•	there must be at least one licensed manager for each authorized store location. The licensed manager is responsible for hiring and managing employees, overseeing cannabis sales, managing compliance and managing the cannabis inventory;

•	a corporation is not eligible to apply for a retail operator licence if more than 9.9% of the corporation is owned or controlled, either directly or indirectly, by a licensed producer or their affiliate;

•	federally licensed producers are prohibited from promoting their products by way of providing any material inducement to cannabis retailers;

•	municipalities and reserve band councils had the option to opt out of the retail cannabis market by resolution, and had until January 22, 2019 to pass such by-laws. Municipalities that opted out can still opt in at a later date, but once a municipality has opted in, it can no longer opt out. Municipalities may not pass a bylaw providing for a further system of licensing over the retail sale of cannabis. In total, 77 municipalities opted out of having a cannabis retail store; and

•	cannabis retail store operators are only permitted to purchase cannabis from the OCRC, which may in the future set a minimum price for cannabis or classes of cannabis.

Québec: In Québec, the sale of all recreational cannabis is managed and conducted through the stores of the Société québécoise du cannabis, a subsidiary of the Société des alcools du Québec, and its online site.

British Columbia: In British Columbia, recreational cannabis is sold through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

Alberta: In Alberta, cannabis products are sold by private retailers that receive their products from a government-regulated distributor. Only licensed retail outlets are permitted to sell cannabis with online sales run by the Alberta Gaming and Liquor Commission.

Saskatchewan: In Saskatchewan, recreational cannabis is sold by private retailers. The Saskatchewan Liquor and Gaming Authority has committed to issuing up to 60 retail permits to private stores in roughly 40 municipalities and First Nation communities across the province. Municipalities can opt out of having a cannabis store if they choose.

Manitoba: In Manitoba, a private retail model is in place whereby the Manitoba Liquor and Lotteries Corporation manages the supply and distribution of cannabis to licensed private retailers, and the private sector operates the retail locations.

New Brunswick: In New Brunswick, the New Brunswick Liquor Corporation operates cannabis retail stores through a subsidiary, Cannabis NB. The crown corporation Cannabis Management Corporation is responsible for the oversight, organization, conduct, management and control of the retail sales of cannabis.

Nova Scotia: In Nova Scotia, the Nova Scotia Liquor Corporation is responsible for the regulation of cannabis in the province, and recreational cannabis is only to be sold publicly through government-operated storefronts and online sales.

Prince Edward Island: In Prince Edward Island, similar to New Brunswick and Nova Scotia, retail is controlled and operated by the government, and cannabis is sold in government-run stores and online.

Newfoundland and Labrador: In Newfoundland and Labrador, cannabis is sold through licensed private retailers. The crown-owned liquor corporation, the Newfoundland and Labrador Liquor Corp. (the "NLC"), controls the distribution to private retailers and sets prices for cannabis products. It is also the initial online retailer, although licences may later be issued to private retailers.

Yukon: The Yukon currently limits the distribution and sale of recreational cannabis to government outlets and the government-run online store. However, it is developing regulations to enable the licensing of private retailers.

Northwest Territories: The Northwest Territories is initially conducting the distribution and sale of cannabis through the Northwest Territories' Liquor and Cannabis Commission (the "NTLCC"). However, the Northwest Territories is allowing private retailers to apply for retail licences. The NTLCC will control the inventory, sale and delivery of cannabis and set prices for cannabis products. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to options currently available to restrict alcohol in the Northwest Territories.

Nunavut: In Nunavut, the Nunavut Liquor and Cannabis Commission ("NULC") controls the distribution and sale of cannabis, which it conducts online and in physical stores. The NULC also has the authority to contract with agents for the sale of cannabis.

Licences, Permits and Authorizations

The Cannabis Regulations establish the following different classes of licences that are required depending on the nature of the activity being undertaken:

•	Cultivation licences – standard cultivation, micro-cultivation and nursery cultivation;

•	Processing licences – standard processing and micro-processing;

•	Sale, and sale for medical purposes;

•	Analytical testing

•	Research; and

•	Cannabis drug licence.

Pursuant to the Cannabis Regulations, any licence issued will be valid for no more than five years. Each class and subclass of licence carries different rules and requirements. The licence, once issued, identifies the specific activities that the licensee is authorized to conduct. The activities permitted under each class or subclass of licence are set out in the Cannabis Regulations.

For example, cultivation licence holders may be authorized to (i) possess cannabis; (ii) obtain cannabis by cultivating, propagating and harvesting cannabis; (iii) to obtain cannabis by altering its chemical or physical properties by any means, for the purpose of testing; and (iv) to sell cannabis. Unlike under the ACMPR, the cultivation licence holders are permitted to conduct both indoor and outdoor cultivation of cannabis.

Cannabis Licence Renewal

Pursuant to transitional provisions of the Cannabis Act, the Cannabis Licences obtained under the ACMPR are deemed to be licences under the Cannabis Act and continue to be in effect until they are revoked or they expire. CannTrust Opco's Cannabis Licences for the Vaughan Facility and the Niagara Facility are valid until March 13, 2020 and October 6, 2020, respectively. Before the end of the terms of the Cannabis Licences, CannTrust Opco must submit an application for renewal to Health Canada containing information prescribed by the Cannabis Act.

There can be no guarantee that Health Canada will extend or renew the Cannabis Licences as necessary or, if they are extended or renewed, that the Cannabis Licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Cannabis Licences, or should it renew the Cannabis Licences on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected. See "Risk Factors".

The Company believes that it currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations, and also believes that it is complying in all material respects with the terms of such licences and permits.

Specialized Skill and Knowledge

A primary specialized skill unique to the cannabis industry is with respect to the growing of product. While a background in the growing of cannabis specifically may be helpful, the nature of growing cannabis does not differ substantially from the nature of growing any other greenhouse product. The Company's qualified and experienced growing team is focused on continuously improving its growing and production techniques and has refined and developed an advanced, disciplined approach with a focus on producing high quality and consistent medical cannabis. The production of medical cannabis is closely monitored by the Company's management with a focus on producing high quality dried cannabis and cannabis extracts.

The Company also requires client customer care staff for its call center, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market.

Differentiation in the strains of cannabis is primarily achieved through the procurement of seeds and the Company's breeding programs. Obtaining seeds for growing cannabis must be done in accordance with the Cannabis Regulations. Seeds must be obtained from a legal source which includes seeds acquired from Health Canada, seeds imported from a jurisdiction allowed to export seeds or seeds acquired from another licensed producer. An authorization from Health Canada may be required to conduct such a transaction depending on its nature.

Equipment used is specialized, but is readily available and not specific to the cultivation of medical cannabis. Subject to available funding, the Company does not anticipate any difficulty in obtaining equipment as needed.

Competitive Conditions

There are a number of existing growers of medical cannabis and new market entrants who have or will seek to obtain licensed producer status. The Company believes that the stringent application and compliance requirements of the Cannabis Act may prove too onerous for some of those applicants. In addition, the Cannabis Act allows individuals to grow up to four cannabis plants at home.

Further, in most provinces, there is a government entity responsible for wholesale distribution from licensed producers to government or private retailers in that province. Licensed producers need to enter into supply agreements with the provincial distributors in order to be able to sell their product within that province. We have entered into supply agreements with Ontario, British Columbia, Alberta, Saskatchewan, Manitoba, Nova Scotia, New Brunswick, Newfoundland and Labrador, and Prince Edward Island.

The Company believes that its leadership team, brand strategy, commitment to high quality competitively priced strains, outstanding client service and a properly capitalized operation will enable the Company to establish and retain a leadership position in the market. The Company competes aggressively in terms of product quality, variety and price to differentiate its products, and maintains a focus on client services to retain a solid and sustainable position in the market. See below under the heading "Risk Factors – Competition" for further information.

Components

The main raw materials or components used in the production of dried cannabis are water, nutrients, light and CO2. The production of cannabis oil includes cannabis resin and medium-chain triglycerides.

In Vaughan, water for the Company's operations is obtained from the municipal water system. The price of water is determined by the municipal government. In Niagara, the water is from ground water, which is then treated and filtered to meet potability standards.

Intellectual Property (“IP”) Protection

The Company has developed industry-leading research and development capabilities, and is growing a portfolio of intellectual property. The Company has engineered highly-differentiated plants that are low-cost and produce high cannabinoid content for extraction-grade cannabidiol (CBD) and delta 9 tetrahydrocannabinol (“THC”).

Patents

As of the date of this prospectus, the Company’s patent portfolio consists of one issued patent in each of the United States, Australia and Canada. The Company’s patent portfolio also includes patent applications in varying stages of prosecution in the United States, China, and Europe, as well as pending Patent Cooperation Treaty (PCT) applications.

The Company consider patents to be an important contributor to our future business growth profile and therefore will devote resources to maintaining and augmenting its patent portfolio. The Company’s patent strategy is to pursue the broadest possible patent protection on its proprietary products and technology in selected jurisdictions (Canada, United States, Australia, China, and Europe) and to achieve the maximum duration of patent protection available. In general, the Company’s strategic approach is to build a patent portfolio that provides broad protection of our technology.

Trademarks

The Company has registered "CannTrust " and two stylized versions of “CannTrust” with the Canadian Intellectual Property Office. The Company currently has 19 additional trademark applications pending with the Canadian Intellectual Property Office, and 6 of these marks—including “CannCup” and “Quality you CannTrust”—currently stand as allowed. The Company has also filed trademark applications at equivalent offices in certain other jurisdictions internationally. The Company believes that its trademarks and other IP rights are important to its success and its competitive position. In particular, its registered trademarks and service marks are valuable assets that distinguish its brand and reinforce its customers’ positive perception of its products.

Intellectual Property Protection

The Company’s success depends, in part, on its ability to protect its proprietary technology and IP. In addition to its patent portfolio, the Company relies upon trade secrets, know-how and continuing technological innovations to develop its competitive position. The Company seeks to establish and safeguard its IP, in part, through a combination of confidentiality, licensing and other agreements with executives, consultants and third parties. In the case of employees and consultants, such agreements provide that all inventions resulting from work performed for the Company utilizing its property or relating to its business and conceived of or completed by the individual during employment are the Company’s exclusive property.

Research and Development

The Company is a leader in the use of micro- and nano-technology in the cannabis sector. This technology improves plant bioavailability and enhances the amount of active CBD and/or THC that a patient or consumer absorbs. The technology has also lowered manufacturing costs and has allowed the Company to develop a broad spectrum of concentrated, water-soluble, tasteless and odorless consumer products, including food additives, beverages, edibles and sprays. An example of the Company’s product innovation is the patented BrewBudz line of single-serve, cannabis beverage pods that will have multiple applications for consumer use, demonstrating the Company’s ability to leverage its research capabilities to develop innovative products for consumers. Both the Company’s research and development and resulting IP position the Company well for expanding consumer markets as a result of the anticipated regulatory changes later in 2019.

The Company’s product and intellectual property development teams consist of experienced scientists, PhDs, pharmacists, nurses, medical doctors and growers along with clinically-trained customer support teams. As of March 27, 2019, the Company had more than 575 team members. The Company is licensed to conduct research and development, and also focus on creating educational curricula and research collaboration models. The Company is working to develop products and delivery formats across the medical, over-the-counter, natural healthcare products, health and wellness, adult-use recreational and pet care markets.

Employees

As at December 31, 2018, the Company had 311 employees located at the Vaughan Facility and 265 employees located at the Niagara Facility. Given the Company's proximity to the Greater Toronto area, it is able to continuously attract the required talent and provide comprehensive benefits. Additionally, all employees are shareholders in the Company and are personally invested in its success and its mission to elevate consumers’ lives.

Legal Proceedings

From time to time, the Company may be involved in various claims and legal proceedings relating to claims arising out of our operations. The Company is not currently a party to any material legal proceedings (including any such proceedings that are pending or threatened of which we are aware).

RISK FACTORS

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition and/or results of operations of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware. Moreover, the likelihood that a risk will occur or the nature and extent of its consequences if it does occur, is not possible to predict with certainty, and the actual effect of any risk or its consequences on the business could be materially different from those described below and elsewhere in this AIF.

The Company's limited operating history and its evolving business make it difficult to evaluate future business prospects and the risks and challenges the Company may encounter.

For the Company's business, such risks and challenges include:

•	Product consumption per person and in the aggregate;

•	Product price;

•	Product supply and cost;

•	Product quality control;

•	Product distribution;

•	Branding and product differentiation;

•	Medical efficacy;

•	Market size;

•	Regulation and changing regulation across Canada and its provinces;

•	Social acceptance of product use;

•	Retaining necessary licenses;

•	Hiring and retaining personnel to manage its growth;

•	Obtaining necessary capital to expand production; and

•	Ability to achieve positive cash flow.

If the Company fails to address the risks and difficulties that it faces, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, the Company's business, financial condition and results of operations could be adversely affected.

The failure of the Company to obtain and maintain the applicable licences and amendments thereto would have a material adverse impact upon the Company.

The Company will apply for, as the need arises, all necessary licences and permits to carry on the activities it expects to conduct in the future. However, the ability of the Company to obtain, sustain or renew any such licences and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. The Cannabis Licence for the Vaughan Facility expires on March 13, 2020 and the Cannabis Licence for the Niagara Facility expires on October 6, 2020. Any loss of interest in any such required licence or permit, or the failure of any governmental authority to issue or renew such licences or permits upon acceptable terms, would have a material adverse impact upon the Company.

Any delays or complications in obtaining regulatory approvals, as well as failure to obtain any regulatory approvals, may have a material adverse effect on the business of the Company and result in additional costs.

Achievement of the Company's business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company may not be able to accurately predict the impact of the compliance regime Health Canada is implementing for the Canadian medical and recreational cannabis industry. Similarly, the Company may not be able to accurately predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. The impact of Health Canada's compliance regime, any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions on the Company's operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Changes in laws, regulations and guidelines may result in significant compliance costs for the Company, including in relation to restrictions on branding and advertising, regulation of provincial distribution and excise taxes.

The Company's operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. If any changes to such laws, regulations or guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company's business, financial condition and results of operations.

The Cannabis Act came into effect on October 17, 2018 to create a regulated adult-use recreational market for cannabis in Canada. The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging as well as certain other promotional activity that is appealing to youth and set out broad prohibitions on the promotion of cannabis at the federal level. Provincial or territorial governments may add an additional layer of regulations on promotion of cannabis. The federal, provincial and territorial restrictions on advertising, marketing and the use of logos and brand names may reduce the value of certain of the Company's products and brands or negatively impact its ability to compete with other companies in the cannabis market, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. The provincial or territorial legislation and regulatory regimes may change in ways that impact the Company's ability to continue its business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use recreational purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use recreational cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use recreational cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company's margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect of the Company's business, financial condition, results of operations and prospects.

The adult-use recreational cannabis industry and market in Canada is also subject to certain risks that are unique to this industry, as well as the risks that are currently applicable to the medical cannabis market, which are described elsewhere in this "Risk Factors" section. If any of these shared risks occur, the Company's business, financial condition, results of operations and prospects could be adversely affected in a number of ways, including by not being able to successfully compete in the adult-use recreational cannabis industry and by being subject to fines, damage awards and other penalties as a result of regulatory infractions or other claims brought against the Company.

The effect of the legalization of adult-use recreational cannabis in Canada on the medical cannabis industry is unknown, and may have a significant negative effect upon the Company's medical cannabis business if its existing or future medical use customers decide to purchase products available in the proposed adult-use recreational market instead of purchasing medical use products from the Company.

The Cannabis Act became effective in October 2018 and additional regulations are expected to go into effect in October 2019. As a result, individuals who currently rely upon the medical cannabis market for the supply of their medical cannabis and cannabis-based products may instead turn to the adult-use recreational cannabis market. Factors that will influence this decision include the price of medical cannabis products in relation to similar adult-use recreational cannabis products, the amount of active ingredients in medical cannabis products in relation to similar adult-use recreational cannabis products, the types of cannabis products available to adult users and limitations on access to adult-use recreational cannabis products imposed by the regulations under the Cannabis Act and the legislation governing distribution of cannabis enacted by the individual provinces and territories of Canada. A decrease in the overall size of the medical cannabis market as a result of the adoption of the Cannabis Act and the legal adult-use recreational market in Canada may reduce the Company's medical sales and revenue prospects in Canada.

The Company may not be able to attract and retain Registered Patients as expected.

The Company's success partly depends on its ability to attract and retain patients. There are many factors which could impact the Company's ability to attract and retain Registered Patients, including but not limited to the Company's ability to continually produce desirable and effective products, the successful implementation of the Company's patient-acquisition plan and the continued growth in the aggregate number of Registered Patients selecting medical cannabis as a treatment option. The Company's failure to acquire and retain Registered Patients would have a material adverse effect on the Company's business, operating results and financial condition. Further, as described elsewhere in this "Risk Factors" section, it is uncertain how the development of the recreational cannabis market will impact the medical cannabis market.

The nascent status of the medical and recreational cannabis industry involves unique circumstances and there can be no assurance that the industry will continue to exist or grow as currently anticipated.

As a licensed producer under the Cannabis Act, the Company is operating its business in a relatively new medical and adult-use recreational cannabis industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, the Company needs to continue to build brand awareness in this industry and market through significant investments in its strategy, its production capacity, quality assurance, and compliance with regulations. These activities may not promote the Company's brand and products as effectively as intended, or at all.

Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

In addition, the Cannabis Act also permits patients to produce a limited amount of cannabis for their own purposes or to designate a person to produce a limited amount of cannabis on their behalf. This could potentially significantly reduce the market for the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that affects the medical cannabis industry and market could have a material adverse effect on the Company's business, financial condition and results of operations.

The medical cannabis industry and market are relatively new in Canada, and this industry and market may not continue to exist or develop as anticipated or the Company may ultimately be unable to succeed in this industry and market.

The Company is operating its current business in a still-nascent medical cannabis industry and market, and its success partly depends on its ability to attract and retain patients. Given the nature of the product and applicable regulatory framework, the Company needs to make significant investments in its business strategy and production capacity. These investments include introducing new products into the markets in which the Company operates, adopting quality assurance protocols and procedures, building its international presence and undertaking regulatory compliance efforts. These activities may not promote the Company's medical products as effectively as intended, or at all, and the Company expects that its competitors will undertake similar investments to compete with it for market share. Competitive conditions, consumer preferences, patient requirements and spending patterns in this industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and that cause the Company's efforts to further its business to be unsuccessful or to have undesired consequences. As a result, the Company may not be successful in its efforts to attract and retain patients or to develop new medical cannabis products and produce and distribute these medical cannabis products to the markets in which it operates or to which it exports in time to be effectively commercialized, or these activities may require significantly more resources than the Company currently anticipates in order to be successful.

Clinical research relating to cannabis is still in its early stages.

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in its early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. The statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, the statements made in this AIF are subject to the experimental parameters, qualifications and limitations in the studies that have been completed.

Third parties with whom the Company does business may perceive that they are exposed to reputational risk as a result of the Company's cannabis-related business activities and may ultimately elect not to do business with the Company.

The parties with whom the Company does business may perceive that they are exposed to reputational risk as a result of the Company's cannabis business activities. Failure to establish or maintain business relationships as a result of such perceived reputational risk could have a material adverse effect on the Company.

Participants in the cannabis industry may have difficulty accessing the service of banks, which may make it difficult for us to operate.

Banks remain wary of accepting funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under U.S. federal law, there remains a compelling argument that banks may be in violation of U.S. federal law when accepting for deposit funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry continue to have trouble establishing banking relationships. Although the Company currently has a bank account, its inability to open additional bank accounts or maintain its current account may make it difficult (and potentially impossible) for the Company to do business.

The Vaughan Facility and Niagara Facility are integral to the Company's business and adverse changes or developments affecting any of these facilities may have an adverse impact on the Company.

Currently, the Company's activities and resources are focused on the operation of the Vaughan Facility and Niagara Facility, and its current licenses under the Cannabis Act are specific to the Vaughan and Niagara facilities. Adverse changes or developments affecting the Vaughan and Niagara facilities, including, but not limited to, disease or infestation of the Company's crops, a fire, an explosion, a power failure, a natural disaster or a material failure of the Company's security infrastructure, could reduce or require it to entirely suspend its production of cannabis. A significant failure of the Company's site security measures and other facility requirements, including any failure to comply with regulatory requirements, could have an impact on its ability to continue operating under its Cannabis Licences or its prospects of renewing its Cannabis Licences, and could also result in a suspension or revocation of the Cannabis Licences. As the Company currently produces its cannabis products only at the Niagara Facility any event impacting its ability to continue production there, or requiring the Company to delay production, would prevent it from continuing to operate its business until operations at the Niagara Facility could be resumed, or until the Company was able to commence production at another facility.

All facilities continue to operate with routine maintenance. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Company's operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

The Vaughan Facility is located on land that is leased, which could result in reversion or loss of the property in the event of default under the terms of the lease.

The Vaughan Facility is located on property that is not owned by CannTrust Opco. Such property is subject to a long-term lease. Under the terms of a typical lease, the lessee must pay rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements made, will revert to the landlord upon the expiration of the lease term. In addition, an event of default by CannTrust Opco under the terms of the lease could also result in a loss of the property should the default not be rectified in a reasonable period of time. The reversion or loss of such property could have a material adverse effect on the Company's operations and results.

Any expansion of the Niagara Facility is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond the Company's control.

These uncertainties include the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment with existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, and insufficient funding or other resource constraints. The actual cost of construction may exceed the amount budgeted for expansion. As the result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the expansion of operations at existing facilities, which in turn may affect the Company's business, prospects, financial condition and results of operations. In particular, any expansion of the Niagara Facility is subject to Health Canada regulatory approvals. The delay or denial of such approvals may have a material adverse impact on the business of the Company and may result in the Company not meeting anticipated or future demand when it arises.

The Company's ability to produce and sell its medical products in, and export its medical products to, other jurisdictions outside of Canada is dependent on compliance with additional regulatory and other requirements.

The Company is required to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in countries and markets outside of Canada in which it operates, or to which it exports, in order to produce or export to, and sell its medical products in, these countries, including, in the case of certain countries, the ability to demonstrate compliance with Good Manufacturing Practices ("GMP"). There can be no assurance that the Company will be able to comply with these standards.

The continuation or expansion of the Company's international operations depends on its ability to renew or secure the necessary permits, licenses or other approvals. An agency's denial of or delay in issuing or renewing a permit, licence or other approval, or revocation or substantial modification of an existing permit or approval, could prevent the Company from continuing its operations in or exports to countries other than Canada, Australia and Denmark. In addition, Canada is a signatory to the Single Convention on Narcotic Drugs, 1961 as amended by the 1972 Protocol, the Convention on Psychotropic Substances, 1971, and the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances, 1988. These drug control conventions establish a framework whereby trade in cannabis between countries is strictly limited to medical and scientific purposes and is subject to country-by-country quotas, which could limit the amount of medical cannabis the Company can export to any particular country.

In addition, the continuation or expansion of the Company's international operations could subject its business to certain risks relating to fluctuating exchange rates or require a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. Due to the complexity and nature of the Company's operations and its dependence on various international regulatory requirements, the Company is subject to a wide variety of laws and regulations domestically and internationally with respect to the flow of funds and product across international borders, including those related to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

The Company relies on international advisors and consultants in order to keep abreast of material legal, regulatory and government developments that impact the Company's business and operations in the jurisdictions in which it operates.

The legal and regulatory requirements in the foreign countries in which the Company operates with respect to the sale of cannabis, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company's officers and directors must rely, to a great extent, on local legal counsel and consultants in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company's business operations, and to assist with governmental relations. The Company must rely, to some extent, on those members of management and the Company's Board who have previous experience working and conducting business in these countries, if any, in order to enhance the Company's understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis as well as in respect of banking, financing, labor, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company's control. The impact of any such changes may adversely affect the Company's business.

Any expansion of the Company's international operations will result in increased operational, regulatory and other risks.

The Company may in the future expand into other geographic areas, which could increase its operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company's operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

There can be no assurance that the market for the Company's products in international markets will continue to develop.

The Company has received Health Canada approval to export medical cannabis internationally to countries where medical cannabis is legalized. The Company began shipping its products to Australia and Denmark. There can be no assurance that any market for the Company's products will develop in such foreign jurisdictions. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company's capability to successfully expand its operations and may have a material adverse effect on the Company's business, financial condition and results of operations.

Legalization of recreational cannabis may result in increased levels of competition in the overall cannabis market.

The Cannabis Act and the introduction of a recreational model for cannabis production and distribution may impact the medical cannabis market. The impact of this development may be negative for the Company, and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The Company also faces competition from illegal cannabis dispensaries that are selling cannabis to individuals despite not having a valid Cannabis Licence.

If the number of users of medical cannabis in Canada increases, and/or if the national demand for recreational cannabis increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

As well, the legal landscape for medical and recreational cannabis is changing internationally. More countries have passed laws that allow for the production and distribution of medical cannabis in some form or another. The Company currently has partnerships in place in Australia through its partnership with Cannatrek and in Denmark through its joint venture with Stenocare, which may be affected if more countries legalize medical cannabis. Increased international competition might lower the demand for the Company's products on a global scale.

In addition, it is possible that the medical cannabis industry will undergo consolidation, creating larger companies with greater financial resources, manufacturing and marketing capabilities and product offerings than the Company's. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable, or at all.

The Company may not be able to successfully develop new products or find a market for their sale.

The medical cannabis industry and the recreational cannabis industry are in their early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company's business, financial condition and results of operations.

The amount that provincial wholesale distributors purchase under the supply agreements with the Company may vary from what the Company expects or has planned for.

The Company expects to derive a significant portion of its future revenues from the recently legalized adult-use recreational cannabis industry and market in Canada, including through its agreements with the provincial wholesale distributors. For additional information regarding the Company's supply agreements, see "Description of the Business—General" and "Description of the Business—Method of Distribution".

The agreements with the provincial wholesalers do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from the Company. The amount of cannabis that the provincial wholesalers may purchase under the Company's agreements with them may therefore vary from what the Company expects or has planned for. As a result, the Company's revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial wholesalers. If any of the provincial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company's cannabis products at all, the Company's revenues could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

An initial surge in demand for cannabis may result in supply shortages in the short term, while in the longer term, supply of cannabis could exceed demand, which may cause the Company's revenue to fluctuate.

In response to the initial surge in demand for cannabis as a result of the legalization of adult cannabis use in Canada, CannTrust, and others licensed to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult-use recreational demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply.

In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult-use recreational and medical markets, and they may be unable to export that oversupply into other markets where cannabis use is fully legal under all applicable jurisdictional laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, the Company's revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, there are currently hundreds of applications for licensed producers status being processed by Health Canada. The number of licenses granted and the number of licensed producers ultimately authorized by Health Canada could have an adverse impact on the Company's ability to compete for market share in Canada's medical cannabis industry.

The Company may not be able to realize its cannabis production targets.

The Company's ability to continue production of cannabis, at the same pace as of the date of this AIF or at all, is affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labour disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Certain key employees are subject to security clearance from Health Canada, and there can be no assurance that such personnel will be able to obtain or renew security clearances in the future.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results or financial condition.

Further, as a licensed producer under the Cannabis Act, certain key employees are subject to a security clearance by Health Canada. Under the Cannabis Act a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company's existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a key employee to maintain or renew his or her security clearance, would result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, if a key employee leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company's business, financial condition and results of operations.

Conflicts of interest may arise between the Company and its directors and officers as a result of other business activities undertaken by such individuals.

The Company may be subject to various potential conflicts of interest because some of its directors and executive officers may be engaged in a range of business activities. In addition, the Company's directors and executive officers are permitted under their employment agreements with the Company to devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company and subject to any contractual restrictions restricting such activities. These business interests could require the investment of significant time and attention by the Company's executive officers and directors. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with business interests that interfere with their ability to devote time to the Company's business and affairs, which could adversely affect the Company's operations.

The shelf life of inventory could unexpectedly change and write-down of inventory may be required.

Management regularly reviews the amount of inventory on hand, reviews the remaining shelf life and estimates the time required to manufacture and sell such inventory; however, write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company may not succeed in promoting and sustaining its brands, which could have an adverse effect on its future growth and business.

A critical component of the Company's future growth is its ability to promote and sustain its brands, which it believes can be achieved by providing a high-quality user experience. An important element of the Company's brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, the Company has invested and will continue to invest substantial amounts of resources in the development products, infrastructure, fulfilment and customer service operations. If the Company's consumers are dissatisfied with the quality of the products sold to them or the customer service they receive and their overall customer experience, the Company's consumers may stop purchasing products from it.

Marketing constraints under the regulatory framework, including plain packaging regulations, limit the Company's ability to compete for market share in a manner similar to other industries.

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada limits the Company's ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and operating results could be adversely affected.

Moreover, the Cannabis Act imposes further packaging, labelling and advertising restrictions on producers in the adult-use recreational market. If the Company fails to comply with the packaging, labelling and advertising restrictions, it will be subject to monetary penalties, required to suspend sale of noncompliant products and/or be disqualified as a vendor by government-run provincial distributors.

The Company may require further equity and/or debt financing to support operations, capital expenditures or to undertake acquisitions.

The building and operation of the Company's facilities and business are capital intensive. In order to execute the anticipated growth strategy, the Company may require additional equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company's inability to raise financing to support on-going operations or to fund capital expenditures or acquisitions could limit the Company's growth and may have a material adverse effect upon future profitability.

If additional funds are raised through further issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of the Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The Company may be exposed to product liability claims as a result of being a manufacturer and distributor of products designed for human ingestion.

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by the Company caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on its results of operations and financial condition of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

The Company's products may be subject to recalls, which may result in unexpected expenses and otherwise adversely impact the Company.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. For example, CannTrust Opco initiated two voluntary recalls in January 2019 due to mislabelling. See "Description of Business – Production – Storage and Security."

If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant attention from management. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the products produced by the Company were subject to recall, the image of that product and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of the Company's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

CannTrust may not be able to successfully develop new products or find a market for their sale.

The medical cannabis industry and the recreational cannabis industry are both in the early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's insurance coverage may not address all operating risks and may not be adequate to cover all potential liabilities.

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.

The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company may not be able to successfully identify and execute future acquisitions or dispositions or to successfully manage the impacts of such transactions on its operations.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of the Company's ongoing business; (ii) the distraction of management away from the ongoing oversight of its existing business activities; (iii) incurring additional indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of its operations and (vi) the loss or reduction of control over certain of its assets.

The existence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could result in its incurring those liabilities. A strategic transaction may result in a significant change in the nature of the Company's business, operations and strategy, and it may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into its operations.

The Company may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

The Company may not generate sufficient revenue to offset the cost of maintaining its facilities and maintaining and growing its business. Although the Company's revenue grew from $20,697,764 for the year ended December 31, 2017 to $45,645,143 for the year ended December 31, 2018, the revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. The Company's historical revenue growth or operating expenses is not necessarily indicative of its future performance. If the Company's revenue growth rate declines or its operating expenses exceed expectations, the Company's financial performance will be adversely affected.

Additionally, the Company's costs are expected to increase in future periods, which could negatively affect its future operating results and ability to achieve and sustain profitability. The Company expects to continue to expend substantial financial and other resources on expanding our processing capability and production capacity. These investments may not result in increased revenue or growth in the business. If the Company cannot successfully earn revenue at a rate that exceeds the costs associated with its business, it will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and its revenue growth rate may decline. If the Company fails to continue to grow its revenue and overall business, its business, results of operations, financial condition and prospects could be materially adversely affected.

The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Company's products obsolete, less competitive or less marketable.

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Company's business. The process of developing the Company's products is complex and requires significant continuing costs, development efforts and third party commitments. The Company's failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition and operating results of the Company. The Company may be unable to anticipate changes in its potential customer requirements that could make the Company's existing technology obsolete. The Company's success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Company's proprietary technology entails significant technical and business risks. The Company may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.

A security breach at the Company's facilities, or a privacy breach of customers' personal information stored by the Company, may result in increased expenses for the Company and may deter potential customers and patients from choosing the Company's products.

Given the nature of the Company's products and the lack of legal availability of such products outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada's security requirements, there remains a risk of shrinkage as well as theft. A security breach at the Company's facilities could expose the Company to additional liability and to potentially costly litigation, increased expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company's products.

In addition, the Company collects and stores personal information about its Registered Patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) ("PIPEDA"), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of Medical Patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company's operations depend, in part, on the maintenance and protection of its information technology systems, which could face cyber-attacks that cause material losses for the Company.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology ("IT") services in connection with its operations. The Company's operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks could result in any person gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, including personally identifiable information, corrupting data, or causing operational disruption. Cyber-attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect the Company's business and financial results.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future which could be in excess of any available insurance, and could materially adversely affect its business and financial results. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company may become subject to liability arising from any fraudulent or illegal activity by its employees, contractors, consultants and others.

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company's behalf or in its service that violate: (i) government regulations, specifically Health Canada regulations; (ii) manufacturing standards; (iii) Canadian federal and provincial healthcare laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; (v) U.S. federal laws banning the possession, sale or import of cannabis into the United States and prohibiting the financing of activities outside the United States that are unlawful under Canadian or other foreign laws, (vi) laws of the European Union, including money laundering laws, extending their reach to proceeds from cannabis sales even if legal in the country in which the activity takes place, or (vii) the terms of the Company's agreements with insurers. In particular, the Company could be exposed to class action and other litigation, increased Health Canada inspections and related sanctions, the inability to obtain future GMP compliance certifications, lost sales and revenue or reputational damage as a result of prohibited activities that are undertaken in the growing or production process of its products without its knowledge or permission and contrary to its internal policies, procedures and operating requirements.

The Company cannot always identify and prevent misconduct by its employees and other third parties, including service providers and licensors, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of its operations.

The Company conducts substantially all of its business through its subsidiaries, and investors in the Company are subject to the risks attributable to its subsidiaries.

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries. See "Corporate Structure – Intercorporate Relationships" for an organizational chart setting out the Company's subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company's material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

The Company may be subject to risks related to the protection and enforcement of its intellectual property rights.

The Company depends on its ability to protect its proprietary technology. The Company relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with executives, consultants and third parties, all of which offer only limited protection. If the Company is unable to effectively protect the intellectual property that the Company owns, other companies may be able to offer for sale the same or similar products as the Company's products, which could materially adversely affect the Company's competitive business position and harm its business prospects. The Company's patents may be challenged, narrowed, invalidated or circumvented, which could limit the Company's ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that the Company may have for the Company's products. Even if the Company's patents are unchallenged, they may not adequately protect the Company's intellectual property, provide exclusivity for the Company's products or prevent others from designing around the Company's claims. Any of these outcomes could impair the Company's ability to prevent competition from third parties, which may have an adverse impact on the Company's business.

Furthermore, the laws relating to cannabis and cannabis-related products and positions of intellectual property offices administering laws regarding intellectual property rights relating to cannabis and cannabis-related products are constantly evolving and there is uncertainty regarding which countries' laws prohibit the filing and prosecution of applications for intellectual property registrants in relation to cannabis and cannabis-related products and which countries' laws prohibit the enforcement of rights under intellectual property registrations in relation to cannabis and cannabis-related products. The Company has sought trademark protection in many countries, including Canada and others. The Company's ability to obtain registered trademark protection for cannabis-related goods and services, in particular for cannabis itself, may be limited in certain countries outside of Canada, including the U.S., where registered federal protections is currently unavailable for trademarks covering the sale of cannabis products (a controlled substance), and including the European Union, where laws on the legality of cannabis are not uniform, and trademarks cannot be obtained for products that are "contrary to public policy or accepted principles of morality." Accordingly, the Company's ability to obtain intellectual property rights or enforce intellectual property rights against third party uses of similar trademarks may be limited in certain countries.

The Company may be subject to liability if the Company infringes upon the intellectual property rights of third parties.

Third parties may sue the Company for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than the Company does to pursue its claims, and the Company could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if the Company ultimately prevails. If the party claiming infringement were to prevail, the Company could be forced to pay significant damages or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments the Company is required to make and any injunction the Company is required to comply with as a result of such infringement could harm the Company's reputation and financial results.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities.

In addition, the Company's executive officers and directors may devote time to their outside business interests provided that such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that could interfere with their ability to devote time to the Company's business and affairs and that may adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors to the detriment of the Company.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

The Company's business involves the growing of an agricultural product, which involves exposure to natural elements and carries inherent risks.

The Company's business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although such growing is completed indoors under climate controlled conditions, and while all growing conditions are carefully monitored with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

Further, the Company's cannabis growing operations consume considerable energy, which make the Company vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

The Company is required to comply with environmental, health and safety laws and regulations.

The Company's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage due to our operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

The cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis distributed to such consumers and there can be no assurance that future perception will be favourable.

Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. Some existing studies suggest that the consumption of cannabis products is linked to serious health risks, including psychosis. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company's products and the business, results of operations, financial condition and cash flows of the Company. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company's products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical and recreational cannabis in general, or the Company's products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

The transportation of the Company's products is subject to security risks, as well as disruptions in transportation services.

Due to its direct-to-client shipping model for medical cannabis, the Company depends on fast and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier services used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Due to the nature of the Company's products, security of the product during transportation to and from the Company's facilities is of the utmost concern. A breach of security during transport or delivery could have a material and adverse effect on the Company's business, financial condition and prospects. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on the Company's ability to continue operating under the Cannabis Licences or the prospect of renewing the Cannabis Licences.

Any significant interruption in the supply chain for key inputs could materially impact the Company.

The Company's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts and components.

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure program may be significantly greater than anticipated by the Company's management, and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the financial results of the Company.

The Company's success depends to a significant extent on its ability to identify, attract, hire, train and retain qualified personnel.

Competition for such personnel may be intense and there can be no assurance that the Company will be successful in identifying, attracting, hiring and retaining such personnel in the future. If the Company is unable to identify, attract, hire and retain qualified personnel in the future, such inability could have a material adverse effect on its business, operating results and financial condition.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

The Company has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada.

A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

The Company will incur increased costs as a result of operating as a public company in the United States and its management will be required to devote substantial time to new compliance initiatives.

As a public company, particularly after it is no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”), the Company will incur significant legal, accounting and other expenses that it did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act (2002) (the "Sarbanes-Oxley Act"), and rules implemented by the U.S. Securities and Exchange Commission (the "SEC"), and the NYSE, impose various other requirements on public companies, and the Company will need to spend time and resources to ensure compliance with its reporting obligations under Canadian securities laws, as well as its obligations in the United States.

Pursuant to Section 404 of the Sarbanes-Oxley Act, ("Section 404"), the Company will be required to furnish a report by its management on its internal control over financial reporting ("ICFR"), which, after it is no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, the Company will document and evaluate its ICFR, which is both costly and challenging. In this regard, the Company will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite its efforts, there is a risk that neither the Company nor its independent registered public accounting firm will be able to conclude within the prescribed timeframe that its ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in the Company's ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of its consolidated financial statements.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company required activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management's time and attention from revenue-generating activities to compliance activities. If the Company's efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed.

The Company also expects that being a public company in the United States and complying with applicable rules and regulations will make it more expensive for it to obtain director and officer liability insurance, and it may be required to incur substantially higher costs to obtain and maintain the same or similar coverage that is currently in place. These factors could also make it more difficult for the Company to attract and retain qualified executive officers and members of its board of directors.

Management may not be able to successfully implement adequate internal controls over financial reporting.

Proper systems of ICFR and disclosure are critical to the operation of a public company. However, the Company does not expect that its Disclosure Controls and Procedures ("DCP"), or ICFR will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of such controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in the Company and its reported financial information, which in turn could result in a reduction in the value of its Common Shares.

The Company is an emerging growth company and it intends to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make its Common Shares less attractive to investors.

The Company is an "emerging growth company" as defined in the JOBS Act. The Company will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which the Company has total annual gross revenue of $1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the United States Securities Act of 1933, as amended); (iii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period or (iv) the date the Company qualifies as a "large accelerated filer" under the rules of the SEC, which means the market value of its Common Shares held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after the Company has been a reporting company in the US for at least 12 months. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404.

The Company may take advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find its Common Shares less attractive if it relies on these exemptions. If some investors find the Company's Common Shares less attractive as a result, there may be a less active trading market for its Common Shares and the Company's share price may be more volatile.

Tax and accounting requirements may change in ways that are unforeseen to the Company and it may face difficulty or be unable to implement or comply with any such changes.

The Company is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on its financial results, the manner in which it conducts its business or the marketability of any of its products. The Company currently has international operations and plans to expand such operations in the future. These operations, and any expansion thereto, will require the Company to comply with the tax laws and regulations of multiple jurisdictions, which may vary substantially. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject the Company to penalties and fees in the future if it were to fail to comply.

The Company may have exposure to greater than anticipated tax liabilities, which could seriously harm its business.

The Company's income tax obligations are based on its corporate operating structure and third-party and intercompany arrangements, including the manner in which it develops, values and uses its intellectual property and the valuations of its intercompany transactions. The tax laws applicable to the Company's international business activities, including the laws of Canada, Denmark and Australia, are subject to change and uncertain interpretation. The taxing authorities of the jurisdictions in which the Company operates may challenge its methodologies for valuing developed technology, intercompany arrangements or transfer pricing, which could increase its worldwide effective tax rate and the amount of taxes the Company pays and seriously harm its business. Taxing authorities may also determine that the manner in which the Company operates its business is not consistent with how it reports its income, which could increase its effective tax rate and the amount of taxes the Company pays and could seriously harm its business. In addition, the Company's future income taxes could fluctuate because of earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, or by changes in tax laws, regulations or accounting principles. The Company is subject to regular review and audit by Canadian federal and provincial tax authorities. Any adverse outcome from a review or audit could seriously harm the Company's business. In addition, determining the Company's worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although the Company believes that the amounts recorded in its financial statements are reasonable, the ultimate tax outcome relating to such amounts may differ for such period or periods and may seriously harm its business.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Company's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;

•	addition or departure of the Company's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Company's industry generally and its business and operations;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company's industry or target markets.

Limited Number of Existing Shareholders

The Company's management, directors and employees own a substantial number of the outstanding Common Shares (on a fully diluted basis). As such, the Company's management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company's shareholders.

The Company's shareholders could be prevented from entering the United States or become subject to a lifetime ban on entry into the United States.

U.S. Customs and Border Protection ("CBP") has confirmed that border agents may seek to permanently ban any foreign visitor who admits to working or investing in the cannabis industry, or admits to have used marijuana, even legal use, but generally only if such foreign visitor is travelling to the United States for reasons related to the marijuana industry. CBP confirmed that investing even in publicly traded marijuana companies is considered facilitation of illicit drug trade under CBP policy. This policy is limited to citizens of foreign countries and not citizens of the United States. Therefore, any of the Company's shareholders who are a not citizens of the United States, particularly if travelling to the United States for reason related to the marijuana industry, could be prevented from entering the United States or could become subject to a lifetime ban on entry into the United States.

United States investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company is governed by the Ontario Business Corporations Act, that the majority of the Company’s officers and directors are residents of Canada, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of its directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since its inception, declared or paid any dividends on the Common Shares. The declaration of dividends on the Common Shares is within the discretion of the board of directors of the Company (the "Board") and will depend on the assessment of, among other factors, capital requirements, earnings, and the operating and financial condition of the Company. At the present time, the Company's anticipated capital requirements are such that the Company follows a policy of retaining all available funds and any future earnings in order to finance the Company's business development and corporate growth. The Company does not currently intend to declare or pay cash dividends on the Common Shares within the foreseeable future. See "Risk Factors – Dividends".

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Company's remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Stock Options

The Company maintains a stock option plan (the "Plan") for directors, officers, full-time employees and consultants of the Company and its subsidiaries, which was amended and restated on February 22, 2018 in connection with the Company's listing on the TSX.

The maximum number of Common Shares subject to grants of options under the Plan is limited to 10% of the number of issued Common Shares at the time of the granting of options under the Plan. As of the date hereof, options exercisable for 3,892,834 Common Shares (or 3.7% of the aggregate outstanding Common Shares) have been granted and are outstanding, leaving options exercisable for 6,671,071 Common Shares (or 6.3% of the aggregate outstanding Common Shares) available for granting. The options granted under the Plan can have a maximum term of 10 years, and the Board has the discretion to determine the vesting period and amount of the options. The exercise price per Common Share with respect to any option granted under the Plan is determined by the Board at the time the option is granted, but in any event may not be less than the market price of the Common Shares on the date of grant.

Warrants

As at the date of this AIF, the following warrants are outstanding:

•	522,676 warrants, each exercisable into a Common Share at an exercise price of $1.10 per Common Share until August 20, 2020.

•	1,000,000 warrants, each exercisable into a Common Share at an exercise price of $1.30 per Common Share until December 31, 2019.

•	99,000 warrants, each exercisable into a Common Share at an exercise price of $5.00 per Common Share until November 30, 2019. See "General Development of the Business – Three Year History - January 1, 2017 - December 31, 2017".

•	5,546,100 warrants, each exercisable into a Common Share at an exercise price of $12.00 per Common Share until the earlier of June 5, 2020, or the exercise by the Company of its right of acceleration of the expiry date of the warrants, by delivering an acceleration notice to warrantholders. See "General Development of the Business –– January 1, 2018 - December 31, 2017 - 2018 Bought Deal Offering."

•	2,000,000 warrants issued to Breakthru, each exercisable to purchase one Common Share at an exercise price equal to the 5-day volume weighted average price of the Common Shares on the TSX immediately prior to the date the applicable warrants are exercised, if the Company exceeds certain sales thresholds. See "General Development of the Business – Partnership with Kindred."

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are currently listed and posted for trading on the TSX under the symbol "TRST" after migrating from the CSE on March 5, 2018.

The following table sets forth the price range per Common Share and trading volume for the Common Shares on the CSE and TSX for the most recently completed financial year ended December 31, 2018 as well as the periods up to the date of this AIF.

Period	High ($/share)	Low ($/share)	Volume
2018
January	12.09	9	9,341,640
February	10.60	7.5	11,119,121
March(1)	9.44	7.65	6,039,410
April	7.9	5.86	8,390,080
May	10.58	7.06	16,630,260
June	9.49	7.58	18,787,850
July	8.15	6.48	8,688,970
August	11	6.28	25,248,820
September	13.48	9.06	63,400,000
October	15.5	8.1	53,840,000
November	10.47	7	35,574,910
December	8.46	5.94	23,903,550
2019
January	10.12	6.47	30,042,270
February	13.20	9.32	43,375,270

Notes:

(1)	The Common Shares were delisted from the CSE effective market close on March 2, 2018 and commenced trading on the TSX on March 5, 2018.

The total number of Common Shares issued and outstanding as at the date of this AIF is 105,639,048.

Prior Sales

The tables below sets forth the details regarding all issuances of securities not listed on or quoted on a marketplace, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this AIF.

Common Shares

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
March 25, 2019	Common Shares(3)	$12.00	250
February 28, 2019	Common Shares(4)	$2.00	3,500
February 19, 2019	Common Shares(3)	$2.00	3,030
February 4, 2019	Common Shares(3)	$2.00	2,950
January 31, 2019	Common Shares(4)	$3.00	11,666
January 31, 2019	Common Shares(4)	$2.00	1,666
January 21, 2019	Common Shares(3)	$2.00	7,500
December 31, 2018	Common Shares(4)	$3.00	30,433
November 30, 2018	Common Shares(4)	$2.66	199,225
October 31, 2018	Common Shares(4)	$2.88	81,888
October 19, 2018	Common Shares(3)	$12.00	250
October 18, 2018	Common Shares(3)	$12.00	3,250
October 17, 2018	Common Shares(3)	$12.00	10,750
October 17, 2018	Common Shares(1)	$10.23	902,405
October 16, 2018	Common Shares(3)	$12.00	9,850
October 12, 2018	Common Shares(3)	$1.10	4,545
October 5, 2018	Common Shares(3)	$5.00	22,000
September 30, 2018	Common Shares(4)	$2.00	30,831
September 27, 2018	Common Shares(3)	$1.10	11,362
September 24, 2018	Common Shares(3)	$12.00	5,050
September 20, 2018	Common Shares(3)	$12.00	500
September 18, 2018	Common Shares(3)	$12.00	1,500
September 12, 2018	Common Shares(3)	$5.00	4,400

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
September 10, 2018	Common Shares(3)	$2.00	6,000
September 4, 2018	Common Shares(3)	$5.00	77,000
August 31, 2018	Common Shares(4)	$2.00	264,058
June 29, 2018	Common Shares(3)	$1.10	124,987
June 5, 2018	Common Shares(2)	$9.00	11,155,000
May 8, 2018	Common Shares(3)	$5.00	17,600
May 1, 2018	Common Shares(3)	$2.00	9,090
April 13, 2018	Common Shares(4)	$2.00	16,666
April 11, 2018	Common Shares(3)	$2.00	30,000
April 6, 2018	Common Shares(3)	$2.00	30,000
April 4, 2018	Common Shares(3)	$2.00	13,180
April 2, 2018	Common Shares(3)	$2.00	56,810
March 15, 2018	Common Shares(3)	$1.10	20,450
February 27, 2018	Common Shares(3)	$1.10	724,470
February 12, 2018	Common Shares(3)	$1.10	25,000
January 22, 2018	Common Shares(3)	$2.00	4,726
January 11, 2018	Common Shares(3)	$1.10	63,630
January 8, 2018	Common Shares(3)	$2.00	555,180
January 8, 2018	Common Shares(3)	$1.10	13,635
January 8, 2018	Common Shares(4)	$2.00	100,000
January 4, 2018	Common Shares(4))	$2.00	75,000
January 4, 2018	Common Shares(3)	$2.00	1,500

Notes:

(1)	Issued to Breakthru.
(2)	Issued pursuant to the 2018 Bought Deal Offering.
(3)	Issued pursuant to the exercise of warrants.
(4)	Issued pursuant to the exercise of stock options.

Warrants

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
October 17, 2018	Warrants(1)	(3)	2,000,000
June 5, 2018	Warrants(2)	$12.00	5,577,500

Notes:

(1)	Issued to Breakthru.
(2)	Issued pursuant to the 2018 Bought Deal Offering.
(3)	The exercise price is equal to the 5-day volume weighted average price of the Common Shares on the TSX immediately prior to the date the applicable warrants are exercised, if the Company exceeds certain sales thresholds.

Options

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
March 8, 2019	Options	$11.13	159,129
March 8, 2019	Options	$11.20	56,950
February 19, 2019	Options	$10.77	150,000
February 15, 2019	Options	$10.48	92,000
January 3, 2019	Options	$7.08	67,000
December 6, 2018	Options	$6.86	89,000
November 15, 2018	Options	$7.22	123,000
October 23, 2018	Options	$10.80	225,000
October 3, 2018	Options	$11.88	1,283,000
September 10, 2018	Options	$10.30	57,000
July 31, 2018	Options	$6.70	295,000
June 6, 2018	Options	$8.89	67,000
April 3, 2018	Options	$6.72	232,000
March 5, 2018	Options	$9.16	25,000
February 16, 2018	Options	$8.48	95,000
February 5, 2018	Options	$8.49	61,500
January 22, 2018	Options	$10.97	52,000
January 11, 2018	Options	$11.14	200,000
January 9, 2018	Options	$11.10	50,000

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

As at the date of this AIF, the following table sets out the current directors and officers of the Company, such officer's or director's country of residence, the number and percentage of voting securities beneficially owned, directly or indirectly, or over which such officer or director exercises control or direction, the office held by such officer or director and his principal occupation during the past five years.

The directors of the Company are elected by the shareholders of the Company at each annual general meeting and serve until the next annual general meeting, or until their successors are duly elected or appointed. Officers of the Company are appointed by the Board.

At the date of this AIF, approximately 15,697,543 Common Shares were beneficially owned, or controlled or directed, directly or indirectly, by the current directors and executive officers of the Company as a group, representing approximately 15% of the issued and outstanding Common Shares on a non-diluted basis.

Name City, Province and Country of Residence	Position	Principal Occupation(s) During the Five Preceding Years	Director /Officer Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised (1)	Percentage of Common Shares Beneficially Owned or Over Which Control is Exercised
Peter Aceto(6) Ontario, Canada	Chief Executive Officer	Chief Executive Officer and President of Tangerine Bank	2018	16,666	0.02%
Eric Paul(5) Ontario, Canada	Chairman and Director	Chief Executive Officer and Director of the Company	2015	11,943,761	11.31%
Greg Guyatt Ontario, Canada	Chief Financial Officer	Chief Financial Officer of Greenspace Brands Inc.; Senior Vice President, Finance of KingSett Capital Inc.; Vice President, Finance of Sears Canada	2019	3,000	0.003%
Ian Abramowitz Ontario, Canada	Senior Vice President, Global Investments and Partnerships	Chief Financial Officer of the Company	2016	35,000	0.03%
Mark Litwin(4)(8) Ontario, Canada	Vice Chairman and Director	President of Gencan Capital Inc.	2015	2,220,230	2.1%
Mitchell Sanders(7) Ontario, Canada	Director	Partner, Goldman, Spring, Kichler & Sanders LLP	2015	936,116	0.89%
Mark Dawber(2)(4) Ontario, Canada	Director	Consultant	2017	23,000	0.02%
Robert Marcovitch(2)(3) Seattle, Washington	Director	President of K2 Sports	2017	13,500	0.01%
Shawna Page (3)(9) Ontario, Canada	Director	Consultant	2018	2,050	0.002%
John Kaden(2)(10) New York, United States	Director	Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC; Co-manager and Chief Investment Officer of Navy Capital Green Fund, LP	2018	504,220	0.5%
Stan Abramowitz Ontario, Canada	Secretary	Chief Financial Officer of Forum Financial Corporation	2015	0	0.0%

Notes:

(1)	The information as to the Common Shares beneficially owned, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nomination and Governance Committee.
(5)	Held through The Paul Family Trust, which is the beneficial and registered holder of 6,311,189 Common Shares and a beneficial holder of 5,632,572 Common Shares through its 50% ownership of Cannamed Financial Corp.
(6)	Held through Peter Aceto's spouse.
(7)	Held through Cajun Capital Corporation.
(8)	Mark Litwin holds his interest in Common Shares as follows: 10,000 Common Shares personally; Mar-Risa Holdings Inc., which is owned as to 50% by Mark Litwin, holds 908,560 Common Shares; York Capital Funding Inc., which is beneficially owned 78.3% by Mar-risa Holdings Inc. and 9.8% by Mark Litwin, holds 1,301,670 Common Shares.
(9)	Shawna Page holds her interest in Common Shares as follows: 550 Common Shares are held through the Page Family Trust Inc. and 1500 Common Shares are held in an RRSP.
(10)	Held through Navy Capital Green Fund, LP.

The following sets out additional information with respect to the education, experience and employment history of each of the directors and officers referred to above during the past five years:

Peter Aceto, Chief Executive Officer

Mr. Aceto was appointed as Chief Executive Officer of the Company on October 1, 2018. Previously, Mr. Aceto served for ten years as President and Chief Executive Officer of Tangerine Bank (formerly, ING Direct). Prior to that, he held the positions of Chief Risk Officer, Chief of Staff and Chief Lending Officer at ING Direct in the U.S., and was legal and general counsel at ING Direct in Canada.

Eric Paul, Chairman and Director

Mr. Paul is a pharmacist and has been a senior business executive with over 40 years in the healthcare industry including MediTrust, Canada's first mail order pharmacy, a hospital medication management software system company and President of one of Canada's largest discount retailers. As of October 1, 2018, Mr. Paul stepped down from his previous role as Chief Executive Officer of the Company, and was named Chairman of the Board and special advisor to the Company's management team.

Greg Guyatt, Chief Financial Officer

Mr. Guyatt brings more than 20 years of experience building high-performing finance teams from the consumer packaged goods, pharmaceutical and private equity sectors. Mr. Guyatt has a wealth of experience in mergers, acquisitions and other transactions including an IPO on the London Stock Exchange, and the spin-off of Sears Canada on the NASDAQ. He began his career with Deloitte.

Ian Abramowitz, Senior Vice President, Global Investments and Partnerships

Mr. Abramowitz is a CPA and Chartered Accountant with over 35 years of practice and financial experience in Canada, the USA and South Africa with operational experience in consumer packaged goods, logistics and real estate. He has a B.Acc degree from the University of the Witwatersrand, South Africa.

Mark Litwin, Vice Chairman

Mr. Litwin is the President of Gencan Capital Inc., a CSE-listed corporation. Mr. Litwin was previously President and a Director of Gencan's predecessor corporations which were listed on the TSX Venture Exchange and TSX. He is also Vice-President of Mar-risa Holdings Inc. an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

Mitchell Sanders, Director

Mr. Sanders is a senior partner at Goldman, Spring, Kichler & Sanders LLP since 1990, providing services in the areas of corporate finance, mergers and acquisitions, and securities law to mid-market clients in both Canada and the United States. He has been counsel in numerous public and private financing transactions, initial public offerings, and private placements throughout North America and currently sits on the boards and advisory committees of various companies and not-for-profit entities. He is a former long-time member of The Executive Committee (TEC), an international organization of Chief Executive Officer's, as well as a former member of the Small Business Advisory Committee to the Ontario Securities Commission, and a current member of the board of the UHN Toronto Rehab Hospital Foundation.

Mark Dawber, Director

Mr. Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

Robert Marcovitch, Director

Mr. Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. Until recently, he was the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

Shawna Page, Director

Ms. Page brings years of experience in both the capital markets, as well as the consumer retail markets. Ms. Page spent 10 years working at Merrill Lynch Canada, followed by 10 years at TD Securities where she was Managing Director and Chief of Staff. In 2007, Shawna launched a unique mass-channel brand of gender-specific and condition-specific nutraceuticals across Canada, and later in various international markets, which she successfully exited in November 2016. Ms. Page has a Bachelor of Science degree from the University of Toronto and a Financial Markets Certification from Yale University.

John Kaden, Director

Mr. Kaden is the Co-Founder, Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm based in New York City specializing in public and private investments in the emerging legal cannabis industry. Prior to this. Mr. Kaden was the co-Manager and Chief Investment Officer for Northwoods Capital Management LLC, a global hedge fund focused on the technology, media and telecom sector. Before joining Northwoods, Mr. Kaden was the Founder and Managing Partner of Cynthion Partners, a global macro hedge fund, from 2006 through to the end of 2013. Mr. Kaden graduated Magna Cum Laude with an A.B. from Harvard University and a J.D. from Yale Law School.

Stan Abramowitz, Secretary

Mr. Abramowitz is a CPA and Chartered Accountant with over 30 years of practice and financial experience in Canada and South Africa. He is the Chief Financial Officer and Secretary of Forum, positions he has held since 1989. Forum is a Toronto based merchant banking group. Through his affiliation with Forum, Mr. Abramowitz has also held the positions of Chief Financial Officer, Secretary and Director of a number of public companies listed on the TSX and TSX Venture Exchange. Mr. Abramowitz is currently the Chief Financial Officer and a Director of Gencan Capital a CSE-listed corporation. Prior to 1989, Mr. Abramowitz worked in the accounting profession. He has a B.Acc and a B.Com degree from the University of the Witwatersrand, South Africa.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

To the Company's knowledge, no director or executive officer of the Company is, at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company, including the Company that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

•	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For purposes of this section, "order" means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Bankruptcies

To the Company's knowledge, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

•	is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•	has, within the ten years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

To the Company's knowledge, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not, and was not during the most recently completed financial year, or from the end of the most recently completed financial year to the date of this AIF, a party to, nor was any of its property the subject of, any legal proceedings or regulatory actions material to the Company, and no such proceedings or actions are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, of record or beneficially, directly or indirectly, more than 10% of the issued Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company within the three years preceding the date of this AIF or in any proposed transaction, which has materially affected or would materially affect the Company.

TRANSFER AGENT AND REGISTRARS

The Company's transfer agent and registrar is TSX Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts entered into by the Company, including certain contracts entered into in the ordinary course of business, since the beginning of the most recently completed financial year and prior to the most recently completed financial year if those material contracts are still in effect:

(i)	Lease agreement for the Vaughan Facility between the Company and N.H.D. Developments Limited, dated September 27, 2013. See "Description of the Business – General" for more information.

(ii)	Cannabis Licences granted by Health Canada in respect of the Vaughan Facility and the Niagara Facility. See "Description of the Business – ACMPR Licences" for more information.

(iii)	Warrant Indenture between the Company and TSX Trust Company, dated June 5, 2018. See "General Development of the Business – 2018 Bought Deal Offering."

INTERESTS OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of CannTrust as of December 21st, 2018, and has audited the amended consolidated financial statements of CannTrust as at and for the year ended December 31, 2018. KPMG LLP has confirmed that it is independent of CannTrust within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and also that they are independent accountants with respect to CannTrust under all relevant US professional and regulatory standards. KPMG owns less than one percent of the outstanding Common Shares of the Company.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees, we are required to include in this AIF the disclosure required under Form 52-110F1 with respect to the audit committee of the Board (the "Audit Committee"). The Audit Committee is responsible for the Company's financial reporting process and the quality of its financial reporting. The Audit Committee is charged with the mandate of providing independent review and oversight of the Company's financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the Company's external auditors. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management, and the external auditors and monitors the independence of those auditors.

The full text of the charter of the Company's Audit Committee is attached hereto as Schedule "A".

Composition of the Audit Committee

As of the date of this AIF, the following are the members of the Audit Committee:

Name	Independent / Not Independent (1)	Financial literacy (1)
Mark Dawber(2)	Independent	Financially literate
Robert Marcovitch	Independent	Financially literate
John Kaden	Independent	Financially literate

Notes:

(1)	Terms have their respective meanings ascribed in NI 52-110.
(2)	Chairman of the Audit Committee.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Mark Dawber is a CPA, CA with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario's Professional Conduct Committee.

Robert Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. Until recently, he was the President and CEO of K2 Ski's, an international developer, manufacturer, marketer and distributor of winter sports equipment (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

John Kaden is the Co-Founder, Managing Partner and Chief Investment Officer of Navy Capital Green Management LLC., a global investment firm based in New York City specializing in public and private investments in the emerging legal cannabis industry. Prior to this. Mr. Kaden was the co-Manager and Chief Investment Officer for Northwoods Capital Management LLC, a global hedge fund focused on the technology, media and telecom sector. Before joining Northwoods, Mr. Kaden was the Founder and Managing Partner of Cynthion Partners, a global macro hedge fund, from 2006 through to the end of 2013. Mr. Kaden graduated Magna Cum Laude with an A.B. from Harvard University and a J.D. from Yale Law School.

Audit Committee Oversight

At no time since the commencement of the fiscal year ended December 31, 2018 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor's independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee's responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (By Category)

The following table sets forth, by category, the fees for all services rendered by the Company's current external auditor, KPMG, for the financial year ended December 31, 2018. The table also sets forth by category, the fees for all services rendered by the Company's previous external auditor, RSM Canada LLP (formerly Collins Barrow LLP), Chartered Accountants, ("RSM") for the financial year ended December 31, 2017:

	Fiscal Year Ended December 31, 2018(5) ($)		Fiscal Year Ended December 31, 2017(6) ($)
Audit Fees (1)	$413,915	(7)	$165,000
Audit-related Fees(2)	$61,528		$34,000
Tax Fees (3)	$19,773		$10,000
All Other Fees (4)	$0		$15,000

Notes:

(1)	"Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company's financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	"Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in the "Audit Fees" category.

(3)	"Tax fees" include fees for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.

(4)	"All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".

(5)	The Company's auditor for the fiscal year ended December 31, 2018 is KPMG.

(6)	The Company's auditor for the fiscal year ended December 31, 2017 was RSM.

(7)	The Audit Fees for the fiscal year ended December 31, 2018 include the Audit Fees billed by RSM for interim statements totalling $123,915.

ADDITIONAL INFORMATION

Additional financial information is contained in the Company's audited consolidated financial statements and MD&A for the Company's most recently completed financial year, copies of which have been filed with the securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

For additional information relating to the Company's directors and officers, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under its e Plan, among other things, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors.

Such documents, as well as additional information about the Company, may be found on SEDAR at www.sedar.com under the Company's name.

SCHEDULE "A" AUDIT COMMITTEE CHARTER

A.	RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors (the "Board") of CannTrust Holdings Inc. (the "Corporation") in fulfilling its oversight responsibilities in relation to:

(a)	the integrity of the Corporation's financial statements;

(b)	the Corporation's compliance with legal and regulatory requirements related to financial reporting;

(c)	the qualifications, independence and performance of the Corporation's independent auditor;

(d)	the design, implementation and maintenance of internal controls and disclosure controls;

(e)	assist with Board oversight of the design and implementation of an internal audit function; and

(f)	any additional matters delegated to the Audit Committee by the Board.

The Audit Committee shall also prepare the report of the Audit Committee required to be included in the Corporation's annual proxy statement, all in accordance with applicable rules and regulations.

B.	MEMBERS

The Board must appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Nomination and Governance Committee.

All of the members of the Audit Committee will be "independent directors" ("Independent Directors") as defined in National Instrument 52-110—Audit Committees, as amended from time to time ("NI 52-110") and will meet the independence, experience and expertise requirements of applicable law, the listing standards of the New York Stock Exchange ("NYSE") and applicable policies of the Board. In addition, every member of the Audit Committee will be "financially literate" as defined in NI 52-110 and as required by applicable NYSE listing standards and applicable law.

At least one member of the Committee shall be a "financial expert", as such term is defined by the Securities and Exchange Commission (the "SEC"), and have, as determined by the Board, accounting or related financial management expertise.

C.	DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties that are otherwise required by law or delegated to the Audit Committee by the Board.

1.	Appointment and Review of the Auditor The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Audit Committee will:

(a)	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

(b)	review and approve the auditor's engagement letter;

(c)	review the independence, experience, qualifications and performance of the auditor, including the engagement and lead partners, in recommending its appointment or reappointment, including considering whether the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;

(d)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(e)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor's internal quality-control procedures, including with regard to safeguarding confidential information;

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body, such as the Canadian Public Accountability Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review; and

(f)	where appropriate, terminate the auditor.

2.	Confirmation of the Auditor's Independence At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

(a)	review, at least annually, a formal written statement from the auditor describing all of its relationships with the Corporation;

(b)	discuss with the auditor any relationships or services that may affect its objectivity and independence;

(c)	obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Professional Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the CPA Canada and as required by applicable law or standards of the Public Company Accounting Oversight Board (the "PCAOB"), or any successor body; and

(d)	confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

3.	Pre-Approval of Non-Audit Services The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation, as required by applicable law or listing standards. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor's independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee's responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

4.	Communications with the Auditor The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Audit Committee or the auditor, such as:

(a)	the scope, planning and staffing of the audit;

(b)	the auditor's materiality threshold for the audit;

(c)	the assessment by the auditor of significant audit risk;

(d)	any material written communications between the auditor and senior management, such as any management letter or schedule of unadjusted differences;

(e)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(f)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(g)	whether or not the auditor has received the full co-operation of senior management and other employees of the Corporation;

(h)	the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(i)	the items required to be communicated to the Audit Committee under the Canadian authoritative guidance;

(j)	critical accounting policies and practices to be used by the Corporation;

(k)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with senior management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(l)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with senior management and their response; and

(m)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Audit Committee.

5.	Review of the Audit Plan The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will review a summary of the auditor's audit plan for each audit.

6.	Review of Audit Fees The Audit Committee will determine the auditor's fee and the terms of the auditor's engagement. In determining the auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and the extent of support to be provided to the auditor by the Corporation.

7.	Review of Financial Statements The Audit Committee will review and discuss with senior management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with senior management and the auditor management's discussion and analysis relating to the annual audited financial statements and interim financial statements. The Audit Committee will also engage the auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements.

Before recommending any financial statements to the Board for approval, the Audit Committee will satisfy itself that such financial statements, together with the other financial information included in the Corporation's annual and interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the Corporation as of the relevant date and for the relevant periods.

In conducting its review of the financial statements and related management's discussion and analysis, the Audit Committee will:

(a)	consider the quality of, and not just the acceptability of, the accounting principles, the reasonableness of senior management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

(b)	discuss any analyses prepared by senior management or the auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of any alternative treatments of financial information that have been discussed with management and the ramification of their use and the auditor's preferred treatment;

(c)	discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

(d)	consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

(e)	discuss with senior management, the auditor and, if necessary, legal counsel, a report from senior management describing any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(f)	discuss with senior management and the auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

(g)	discuss with the auditor any special audit steps taken in light of material weaknesses in internal control;

(h)	review the results of the audit, including any reservations or qualifications in the auditor's opinion;

(i)	discuss with the auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the auditor but were "passed" (as immaterial or otherwise), and significant disagreements with senior management;

(j)	discuss with the auditor any issues on which the Corporation's audit team consulted the auditor's national office;

(k)	discuss with management and the auditor any other matters required to be communicated to the Audit Committee by the auditors under applicable standards of the PCAOB or applicable law or listing standards; and

(l)	consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

8.	Review of Other Financial Information

The Audit Committee will review:

(a)	all earnings press releases and other press releases containing financial information, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the use of "pro forma" or "adjusted" non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(b)	all other financial statements of the Corporation that require approval by the Board before they are released to the public;

(c)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements; and

(d)	disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation's internal control over financial reporting.

9.	Relations with Senior Management and other Board Committees The members will periodically meet privately with senior management to discuss any areas of concern to the Audit Committee or senior management. The Audit Committee will provide input to the Compensation Committee on the competence and performance of the Chief Financial Officer and will provide input to the Chief Financial Officer on the competence and performance of other key financial personnel. The Audit Committee will meet with the Board as reasonably required to ensure all public disclosure of financial information (including annual and interim financial statements and management's discussion and analysis related thereto, and all news releases containing financial information) are approved by the Audit Committee prior to public disclosure. Members of the Audit Committee will also consult with the Board when requested in connection with making materiality determinations relating to the Corporation's disclosure obligations.

10.	Oversight of Internal Controls and Disclosure Controls The Audit Committee will review with senior management the adequacy of the internal controls and procedures that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies. The Audit Committee will review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

11.	Legal Compliance

The Audit Committee will review with legal counsel any legal matters that could have a significant effect on the Corporation's financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

12.	Risk Management The Audit Committee will oversee the Corporation's risk assessment and management function and, on a quarterly basis, will review a report from senior management describing the major financial (including taxation matters), legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures, including the Corporation's policies with respect to monitoring risk assessment and managing and controlling risks. At least annually, the Audit Committee will meet separately with members of senior management and, if desired by the Audit Committee and/or the Corporation's auditors, to assess the Corporation's risk assessment and management policies and practices, including an assessment of the Corporation's most significant areas of risk and the Corporation's plans to monitor and manage those areas of risk (including the Corporation's insurance relating thereto). At least annually, the Audit Committee will also meet separately with the independent auditors and/or the head of Internal Audit (or, if applicable, internal audit service providers), without management present.

13.	Taxation Matters The Audit Committee will review with senior management the status of taxation matters of the Corporation. The Audit Committee will also review a report from senior management confirming that the Corporation has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any taxes, levies, assessments, reassessments and other charges payable to any governmental authority.

14.	Employees of the Auditor The Audit Committee will pre-approve the hiring by the Corporation of any partners or employees or former partners or employees of the auditor.

15.	Conduct and Ethics On a quarterly basis, the Audit Committee will review all expenses incurred by the Chief Executive Officer and will confirm that the Chief Executive Officer reviews all expenses incurred by the directors and senior management of the Corporation, respectively.

16.	Complaints Procedure The Audit Committee will review the procedures established by the Board for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

17.	Reporting The Audit Committee will regularly report to the Board on:

(a)	the auditor's independence;

(b)	the performance of the auditor and the Audit Committee's recommendations regarding its reappointment or termination;

(c)	the adequacy of the Corporation's internal controls and disclosure controls;

(d)	its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(e)	its review of the annual and interim management's discussion and analysis;

(f)	the Corporation's compliance with legal and regulatory requirements related to financial reporting;

(g)	the Corporation's risk assessment and management policies and practices;

(h)	the design and implementation of an internal audit function and, once implemented, the performance of the Corporation's internal audit function; and

(i)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

18.	Internal Audit Function The Audit Committee will:

(a)	meet periodically with Corporation personnel primarily responsible for designing and implementing the internal audit function;

(b)	review with the Corporation's independent auditors the Corporation's plans for implementing the internal audit function, including management's plans for internal audit's budget, staff and responsibilities; and

(c)	report regularly to the Board regarding the design and implementation of internal audit.

D.	MEETINGS

Subject to the Corporation's by-laws and articles and the requirements under the Business Corporations Act (Ontario):

1.	Scheduling The Audit Committee will meet at least four (4) times annually or more frequently as it determines is necessary to fulfill its responsibilities, which will be not less than four times a year. A meeting of the Audit Committee may be called by the Chair of the Audit Committee, the Chair of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Audit Committee member or the Corporation's auditor. Meetings will be held at a location determined by the Chair of the Audit Committee.

2.	Notice Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3.	Agenda The Chair of the Audit Committee will preside as Chair of each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

4.	Distribution of Information The Chair of the Audit Committee will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5.	Attendance and Participation Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6.	Quorum A majority of members will constitute a quorum for any meeting of the Audit Committee.

7.	Voting and Approval At meetings of the Audit Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair of the Audit Committee will not have a second or casting vote in addition to his or her original vote.

8.	Procedures Procedures for Audit Committee meetings will be determined by the Chair of the Audit Committee unless otherwise determined by the by-laws of the Corporation or a resolution of the Audit Committee or the Board.

9.	Transaction of Business The powers of the Audit Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Audit Committee.

10.	Absence of Chair In the absence of the Chair of the Audit Committee at a meeting of the Audit Committee, the members in attendance must select one of them to act as chair of that meeting.

11.	Secretary The Audit Committee may appoint one of its members or any other person to act as secretary.

12.	Minutes of Meetings

A person designated by the Chair of the Audit Committee at each meeting will keep minutes of the proceedings of the Audit Committee and the Chair will cause the Secretary to circulate copies of the minutes to each member on a timely basis.

E.	CHAIR

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair of the Audit Committee, the incumbent Chair of the Audit Committee will continue in office until a successor is appointed.

F.	REMOVAL AND VACANCIES

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

G.	ASSESSMENT

At least annually, the Nomination and Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board. Additionally, the Audit Committee shall evaluate its performance on an annual basis.

H.	REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Nomination and Governance Committee together with any proposed amendments.

I.	ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Audit Committee may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisor's fees and other retention terms.

The Audit Committee, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.